Exhibit 2.2
EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AND CONTRIBUTION AGREEMENT
BY AND AMONG
i3 VERTICALS, LLC
AS ACQUIROR,
FPI HOLDINGS, INC.
AS THE TRANSFEROR
AND
CRAIG SHAPERO
AS OWNER

CLOSING DATE: August 1, 2017

EFFECTIVE TIME: 12:01 a.m. Nashville, Tennessee time on August 1, 2017

ARTICLE I DEFINITIONS		2

ARTICLE II		10

PURCHASE, SALE AND CONTRIBUTION		10
2.1	Transfer of Interests	10
2.2	Consideration	10
2.3	Pre-Closing Distributions	11
2.4	Cash True-Up and Settlement Statement	11
2.5	The Closing	13
2.6	Actions of Transferor Parties at Closing	13
2.7	Actions of Acquiror at Closing	14
2.8	Allocation of Consideration	14

ARTICLE III REPRESENTATIONS AND WARRANTIES OF TRANSFEROR PARTIES		15
3.1	Authorization; Binding Effect	15
3.2	Non-contravention	15
3.3	Necessary Consents	15
3.4	Title to Interests	16
3.5	Capital Structure	16

ARTICLE IV		16

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY		16
4.1	Status	16
4.2	Authorization; Binding Effect	16
4.3	Required Consents	17
4.4	No Conflict	17
4.5	Financial Statements; Owner Receivables	17
4.6	Undisclosed Liabilities	18
4.7	Absence of Certain Changes	18
4.8	Brokers or Finders	18
4.9	Real Property and Personal Property	18
4.10	Contracts	19
4.11	Intellectual Property	20
4.12	Title to and Sufficiency of Assets	20
4.13	Compliance; Approvals	20
4.14	Legal Proceedings; Orders	21
4.15	Employee Benefit Plans	21
4.16	Employee Relations	23
4.17	Taxes	24
4.18	Environmental Matters	25
4.19	Affiliate Transactions	25
4.20	Insurance	26
4.21	Merchants and Products	26

4.22	Privacy	26
4.23	Referral Sources	27
4.24	Data Security	27
4.25	Debt Collection	27
4.26	Solvency	28
4.27	No Other Representations or Warranties	28

ARTICLE V REPRESENTATIONS AND WARRANTIES OF ACQUIROR		28
5.1	Limited Liability Company Status	28
5.2	Limited Liability Company Authorization; Binding Effect	28
5.3	No Conflict	29
5.4	Brokers and Finders	29
5.5	No Other Representations or Warranties	29

ARTICLE VI COVENANTS OF TRANSFEROR PARTIES		29
6.1	Notices and Consents	29
6.2	Tax Matters	29
6.3	Noncompetition; Nonsolicitation	31
6.4	Post-Closing Financial Audit Cooperation	32
6.5	Termination of Non-Continuing Employees	33

ARTICLE VII COVENANTS OF ACQUIROR AND BOTH PARTIES		33
7.1	Confidentiality	33
7.2	Post-Closing Access to Information	33
7.3	Further Assurances and Cooperation, Misdirected Payments	34
7.4	Nondisparagement	34

ARTICLE VIII INDEMNIFICATION		34
8.1	Survival	34
8.2	Indemnification by Transferor Parties	35
8.3	Indemnification by Acquiror	36
8.4	Limitations	36
8.5	Indemnification Procedures	37
8.6	Disregarding Materiality Exceptions	38
8.7	Other Adjustments	38

ARTICLE IX NOTICES		39

ARTICLE X MISCELLANEOUS		40
10.1	Fees and Expenses	40
10.2	Public Announcement	40
10.3	Entire Agreement	40
10.4	Amendment and Waiver	41
10.5	Counterparts; Electronic Signatures	41
10.6	Governing Law; Construction	41
10.7	Venue; Waiver of Jury Trial	41

10.8	Binding Effect; No Assignment; No Third-Party Beneficiaries	42
10.9	Severability; Invalid Provisions	42
10.10	Interpretation	42
10.11	Time of Essence	43
10.12	Specific Performance; Injunctive Relief	43
10.13	Collateral Security	43

MEMBERSHIP INTEREST PURCHASE AND CONTRIBUTION AGREEMENT
THIS MEMBERSHIP INTEREST PURCHASE AND CONTRIBUTION AGREEMENT (this “Agreement”) is dated as of August 1, 2017, and is effective as of August 1, 2017 at 12:01 a.m. Nashville, Tennessee time (the “Effective Time”) by and among i3 Verticals, LLC, a Delaware limited liability company (“Acquiror”), FPI Holdings, Inc., a Virginia corporation (“Transferor”) and Craig Shapero, a resident of the Commonwealth of Virginia (the “Owner”, together with Transferor, “Transferor Parties”). Together, Transferor Parties and Acquiror shall be referred to as the “Parties”.
RECITALS:
WHEREAS, Fairway Payments Incorporated was organized as a corporation under the laws of the Commonwealth of Virginia in 2009;
WHEREAS, to facilitate the transactions contemplated in this Agreement, Fairway Payments Incorporated has, pursuant to the Virginia Stock Corporation Act, converted its status to a Virginia limited liability company and adopted the name Fairway Payments, LLC (the “Conversion”) (upon Conversion, Fairway Payments, LLC being referred to as the “Company”);
WHEREAS, as provided in the Virginia Stock Corporation Act (13.1-722.13), upon Conversion the Company is deemed to be the same entity without interruption and the assets of the Company remain with the Company without impairment;
WHEREAS, as of the date hereof, Transferor owns all of the issued and outstanding membership interests (the “Interests”) of the Company; and
WHEREAS, the Company is engaged in the business of marketing, distributing and selling credit card, debit card, prepaid card, check acceptance, gift and loyalty card processing and other electronic payment processing services and products, including the referral of Merchants to SPS pursuant to the SPS Referral Agreement (the activities described in this paragraph as performed by the Company are collectively, the “Company’s Business”); and
WHEREAS, simultaneously and as part of a single transaction, Transferor desires to (a) sell to Acquiror, and Acquiror desires to purchase from Transferor, a portion of the Interests (the “Purchased Interests”), and (b) contribute to Acquiror, and Acquiror desires to accept from Transferor, the balance of the Interests (the “Contributed Interests”), all on the terms and subject to the conditions of this Agreement; and
WHEREAS, the Parties desire to enter into this Agreement for the purpose of setting forth their mutual understandings and agreements with respect to the foregoing.
NOW, THEREFORE, intending to be legally bound and in consideration of the foregoing premises, the representations and warranties, mutual covenants and other agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:

ARTICLE I
DEFINITIONS
As used in this Agreement, the following terms shall have the meanings set forth in this Article I unless the context clearly otherwise requires.
“Agreement” means this Membership Interest Purchase and Contribution Agreement, including the Exhibits and Schedules attached hereto.
“Arbitrator” means a party mutually acceptable to Acquiror and Transferor in good faith with experience in the merchant acquiring industry (or, if Acquiror and Transferor are unable to agree in good faith, then a single arbitrator selected pursuant to the JAMS Streamlined Arbitration Rules and Procedures).
“Acquiror” has the meaning set forth in the Preamble.
“Acquiror Indemnified Parties” means Acquiror and any of its affiliates and the equity holders, members, directors, managers, officers, employees, agents, representatives, successors and assigns and affiliates of any of the foregoing.
“Balance Sheet Date” means June 30, 2017.
“Benefit Plans” means material “employee benefit plans,” as defined in Section 3(3) of ERISA, all material benefit plans as defined in Section 6039D of the Code and the rules and regulations promulgated thereunder, and all other material stock purchase, stock option, equity- based, retention bonus, bonus, incentive compensation, deferred compensation, profit sharing, severance, change in control, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit, welfare and other employee benefit plans or employment (including severance and change in control) agreement, program, policy or other arrangement (whether formal or informal, oral or written, qualified or non-qualified, and whether or not subject to ERISA), including any funding mechanism therefor or otherwise, in each case which is maintained, administered, sponsored or contributed to by the Company and under which any employee or former employee of the Company has any present or future right to benefits.
“Books and Records” means the Company’s existing accounting, business, marketing, personnel, and other files, documents, instruments, papers, books and records, including, financial statements, budgets, ledgers, journals, deeds, titles, policies, manuals, Contracts, franchises, permits, supplier lists, reports, computer files and data, retrieval programs and operating data or plans.
“Business Day” means a day other than Saturday, Sunday, or any day on which the principal commercial banks located in the State of New York are authorized or obligated to close under the Laws of such state or the United States.
“Cash Consideration” has the meaning set forth in Section 2.2(a).

“Chargebacks” means all losses from chargebacks, ACH rejects, or similar losses, and all associated fines and fees as a result of card transactions ACH rejects, or other payments types, and all other similar losses.
“Closing” means the consummation of the Contemplated Transactions as provided in Article II.
“Closing Date” means the date of the Closing.
“Closing Date Indebtedness” means any Liability or indebtedness of the Company (whether or not contingent) existing or accrued as of the Closing Date (a) in respect of borrowed money or evidenced by notes, bonds, monies, debentures, mortgage, deeds of trust or similar instruments, (b) representing the balance deferred and unpaid of the purchase price of any property (including pursuant to capital leases and all seller notes and earn-out payments for which the Company is liable) but excluding ordinary course trade payables, (c) in respect of banker’s acceptances or letters of credit or similar credit or surety transactions (in each case, to the extent drawn), (d) representing net Liabilities under any interest rate, currency or other hedging arrangement and determined as if such instrument were terminated as of the Closing Date, (e) representing Liabilities under any deferred compensation arrangements, residual buyout agreements, phantom stock arrangements or similar arrangement and any Taxes payable in connection therewith (including the employer portion of any payroll, social security, unemployment or similar employer-side Tax imposed on such amounts) in respect of the Pre- Closing Period, (f) in respect of any off-balance sheet financing (but excluding capital leases, which are covered under clause (b) above), (g) for checks in transit and overdrafts, (h) for guarantees, direct or indirect, in any manner, of all or any part of any such indebtedness of any Person, (i) for accounts payable and all other current liabilities of the Company (including taxes, rebates, and other expenses of the Company that are accrued, withheld, or payable with respect to the Pre-Closing Period, including, expenses associated with the Contemplated Transactions including amounts payable to brokers), (j) in respect of any and all accrued vacation, sick, holiday, personal and time off pay, wages, severance or commissions accrued through the Closing Date owed to any employees or contractors of the Company, and (k) for each of clauses (a) through (j) above, any interest accrued thereon and prepayment or similar penalties and expenses which would be payable if such Liability were paid in full as of the Closing Date.
“Closing Memorandum” has the meaning set forth in Section 2.6(f).
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Section 4980B of the Code, Title I, Part 6 of ERISA and the Public Health Service Act, together with all regulations promulgated thereunder.
“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
“Company” has the meaning set forth in the Recitals.
“Company’s Business” has the meaning set forth in the Recitals.

“Consideration” has the meaning set forth in Section 2.2.
“Continuing Employees” means Brian Cohn, Stephanie Beardmore and Robert Schmid.
“Contemplated Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.
“Contracts” means all commitments, contracts, leases, subleases, licenses, sublicenses, subscriptions, agreements for rebates (whether or not free-standing or part of any of the foregoing) and other agreements of any kind relating to the Company’s Business or assets of the Company to which the Company is a party (or, solely with respect to Section 8.2(i), to which the Company or any Transferor Party is a party) or by which any of the assets are bound, in each case regardless of whether or not a written document is in force with respect thereto.
“Contributed Interests” has the meaning set forth in the Recitals.
“Covered Liabilities” means:
(a)    With respect to any Contract, any Liability:
(i)    arising, and which accrued or was due or dischargeable prior to the Effective Time;
(ii)    resulting from any breach or default by the Company under any Contract outstanding or occurring at or prior to the Closing Date, or resulting from any event occurring before the Closing Date, which event with the giving of notice or the passage of time or both would result in a breach or default by the Company; or
(iii)    arising from or related to the failure to obtain a Required Consent by the Closing Date unless Acquiror specifically waives in writing delivery of such Required Consent.
(b)    all Liabilities arising out of any breach or default by the Company of any applicable Law or License, or any fee or penalty for the failure to obtain a License, in each case arising or resulting from any event occurring before the Closing Date;
(c)    all Liabilities for Taxes for any period ending on or before the Effective Time relating to the Company’s Business, the Company or the Company’s assets and all Liabilities for Taxes of any affiliate of the Company, including Taxes resulting from the consummation of the Contemplated Transactions, except that all Liabilities for Taxes resulting from the Conversion or the restructuring steps immediately preceding the Conversion (including any tax elections filed with the IRS) shall be “Covered Liabilities” until the Closing Date;
(d)    all Liabilities of the Company for Chargebacks as a result of transactions entered into prior to the Effective Time;
(e)    any fines and fees associated with transactions occurring prior to the

Closing Date, including those relating to Chargebacks;
(f)    all Liabilities arising prior to the Effective Time for salaries, bonuses, or any other form of compensation to any employees, agents, or independent contractors of the Company, and all Liabilities for severance, bonuses or any other form of compensation to any employees, agents, or independent contractors of the Company arising as a result of the Closing of the Contemplated Transactions, whether or not such employees, agents, or independent contractors employed by Acquiror after the Closing Date and whether or not arising or under any applicable Law, Benefit Plan, or other arrangement with respect thereto and all Liabilities for Taxes related to the foregoing;
(g)    all Liabilities related to or arising out of any Benefit Plan incurred or relating to a period prior to the Closing Date and all Liabilities related to or arising out of the termination of any Benefit Plan if such terminations are initiated in connection with or immediately following the Contemplated Transactions, regardless of when incurred (such as funding requirements relating to termination of the Fairway Payments Defined Benefit Plan); and
(h)    all Liabilities of the Company or relating to the operation of the Company or the Company’s Business arising prior to the Effective Time, regardless of when any potential claims relating to such Liabilities are made or asserted.
For purposes of clarity, “Covered Liabilities” shall not include any item that is otherwise contemplated under Section 8.2(i).
“Damages” means losses, liabilities, damages, costs (including court costs and costs of appeal and including costs with respect to enforcement of an indemnity claim), Taxes and expenses (including reasonable attorney’s fees), whether accruing before or after the expiration of any applicable Survival Period. “Damages” shall be exclusive of any punitive or special damages.
“Data Breach” has the meaning set forth in Section 4.24(a).
“Effective Time” has the meaning set forth in the Preamble.
“Employee Non-Competition, Non-Solicitation, Confidentiality and Inventions Agreement” has the meaning set forth in Section 2.6(d).
“Environmental Claim” means any investigation or written claim, action, cause of action, or notice by any person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from: (a) the presence, or release or threat of release into the environment, of any Materials of Environmental Concern at any location owned or operated by the Company; or (b) circumstances forming the basis of any violation or alleged violation of any Environmental Law applicable to the Company or the Company’s business.
“Environmental Laws” means as of the Closing Date, all applicable Laws relating to pollution or protection of human health (as relating to the environment or the workplace) and the environment (including ambient air, surface water, ground water, land surface or sub-surface strata), including Laws relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, including, but not limited to Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., each as may have been amended or supplemented, and any applicable environmental transfer statutes or Laws.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any related company or trade or business that is required to be aggregated with the Company under Code Sections 414(b), (c), (m) or (o).
“Financial Statements” has the meaning set forth in Section 4.5.
“Fundamental Representations” has the meaning set forth in Section 8.1.
“Governmental Authority” means the government of the United States and any government of a state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States (including receivers or other agents appointed by any of the foregoing), any state of the United States or any political subdivision thereof, any tribunal or arbitrator(s) of competent jurisdiction and any self-regulatory organization.
“Indemnified Party” has the meaning set forth in Section 8.5(a).
“Indemnifying Party” has the meaning set forth in Section 8.5(a).
“Intellectual Property” means all: (i) trademarks, trade dress, service marks, certification marks, logos, slogans, trade names, brand names, corporate names, assumed names, business names and all other indicia of origin; (ii) issued patents and pending patent applications, and any and all divisions, continuations, continuations in part, reissues, continuing patent applications, re- examinations, and extensions thereof, design rights, utility models, discoveries and improvements, whether or not patentable; (iii) works of authorship and all other copyrightable works; (iv) trade secrets and know how; (v) computer software, including data files, source and object code, application programming, firmware, user interfaces, manuals, databases and other software related specifications and documentation; and (vi) domain names and uniform resource locators.
“Knowledge” for purposes of this Agreement:
(a)    An individual, including the Owner, will be deemed to have Knowledge of a particular fact or other matter if (i) that individual is actually aware of the fact or matter or (ii) a prudent individual could be expected to discover or otherwise become aware of the fact or matter in the course of conducting a reasonable investigation regarding the accuracy of the statement, a representation or warranty made with respect thereto.
(b)    Transferor will be deemed to have Knowledge of a particular fact or other matter if Craig Shapero has Knowledge of that fact or other matter (as set forth in (a) above) or should have Knowledge of such fact if acting in diligent pursuit of his responsibilities as a director or officer.
“Law” means the Rules and any statute, rule, regulation, code, ordinance, resolution, order, writ, injunction, judgment, decree, ruling, promulgation, policy, treaty, directive, interpretation or guideline adopted or issued by any Governmental Authority.
“Liability” means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.
“Licenses” means all licenses, franchises, accreditations and registrations, permits, approvals and consents (and all applications therefore) issued by any Governmental Authority or Payment Network in connection with the ownership, operation or development of any portion of the Company’s Business.
“Lien” means any mortgage, pledge, assessment, security interest, lien, adverse claim, levy, charge or other encumbrance of any kind, or any right of first refusal, conditional sale contract, option, title retention contract, or other contract to give or to refrain from giving any of the foregoing.
“Material Adverse Effect” means any event, change, effect or circumstance that has occurred that may have a material adverse effect upon the Company’s Business, assets, Liabilities, financial condition, or operating results; provided, however, that for purposes of this Agreement, a Material Adverse Effect shall not include the effect of (a) changes to the industry or markets in which the Company’s Business operates, (b) the announcement or disclosure of the transactions contemplated herein or the identity of Acquiror or its affiliates, (c) general economic, regulatory or political conditions or changes, (d) changes in or the condition of financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (e) military action or any act of terrorism, and (f) changes in Law after the date hereof; except (other than in the case of clause (b) above), to the extent such effect, development, occurrence, circumstance, state of facts or change that has a materially disproportionate and adverse impact on the Company or the Company's Business, taken as a whole, relative to other participants in the industries in which the Company conducts its business.

“Material Contracts” has the meaning set forth in Section 4.10(a).
“Merchant” means a Person for whom processing services are provided by any Processor by virtue of a referral under which the Company receives compensation, whether under the SPS Referral Agreement or otherwise, including those set forth on Schedule 1.1(a).
“Merchant Agreement” means, for any Merchant, any agreement between such Merchant on the one hand and any Processor, including SPS, or a Referral Source on the other.
“Merchant Chargeback Losses” means all losses actually incurred by Acquiror from chargebacks under Section 9(a) of the SPS Referral Agreement.
“Offer Letter” has the meaning set forth in Section 2.6(e).
“Order” means a judgment, order, writ, injunction, decree, determination, or award of any Governmental Authority.
“Owner” has the meaning set forth in the Preamble.
“Parties” has the meaning set forth in the Preamble.
“Payment Network” means MasterCard International, Inc., Visa International, Inc., Visa USA, Inc., DFS Services LLC, American Express Travel Related Services, Inc., any affiliate of any of the foregoing and any other card association, debit card network or similar entity with whom the Company has a direct or indirect merchant or sponsorship relationship.
“Permitted Encumbrances” means (i) any Lien or other matter, encumbrance or defect approved in writing by Acquiror, (ii) any lease obligations of the Company disclosed herein and (iii) any statutory Lien for Taxes that are not yet due and payable.
“Person” means any individual, corporation, company, body corporate, association, partnership, firm, joint venture, limited liability company, trust or governmental agency.
“Personal Information” means information that, alone or in combination with other information, relates to a specific, identifiable individual person, including individual names, social security numbers, telephone numbers, home addresses, driver’s license numbers, account numbers, email addresses, internet protocol (IP) addresses, and vehicle registration numbers.
“Personal Property” means all tangible and intangible personal property used or held for use in connection with the Company’s business, including all equipment, furniture, fixtures, machinery, computers, appliances, telephones, switches, dialers, office furnishings, instruments, leasehold improvements, spare parts, all rights in all warranties of any manufacturer or vendor with respect thereto and rebates received in connection with inventory or any item described in this definition.
“Pre-Closing Period” means any taxable year or period (or a portion thereof) ending on or prior to the Closing Date.

“Privacy Laws” means all applicable Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure or transfer of Personal Information, including The Family Educational Rights and Privacy Act, The Children’s Online Privacy Protection Act, the Communications Decency Act and the Payment Card Industry Data Security Standard.
“Proceeding” means any arbitration, audit, hearing, investigation, subpoena, litigation, suit or other similar action by or before a Governmental Authority.
“Processors” means SPS or any other processors, acquirers or sponsor banks, or originator depository financial institutions either utilized by the Company or with whom the Company has a referral relationship.
“Purchased Interests” has the meaning set forth in the Recitals.
“Real Property” means all fee, leasehold and other interests in real property owned or leased by the Company, whether directly or indirectly, or otherwise used or held for use in connection with the Company’s business, together with all buildings, improvements and fixtures and construction in progress located thereupon and all appurtenances, rights of way and air, mineral or other rights related thereto.
“Real Property Lease” has the meaning set forth in Section 4.9(a).
“Referral Source” means any Person that refers Merchants to the Company and/or SPS, including the Persons specifically identified on Schedule 4.23(b).
“Rules” means the bylaws, regulations and/or requirements that are promulgated by the Payment Networks, Processors of the Company, NACHA or similar entities or organizations.
“Settlement Statement” has the meaning set forth in Section 2.4(a).
“SPS” means Sage Payment Solutions, Inc.
“SPS Referral Agreement” means the Amended and Restated Merchant Referral and Services Agreement, dated April 1, 2016, between the Company and Sage Payment Solutions, Inc.
“Survival Period” has the meaning set forth in Section 8.1.
“Taxes” means (i) any and all federal, state, local, foreign and other net income, gross income, gross receipts, capital gains, sales, use, ad valorem, unclaimed property, transfer, franchise, profits, license, lease, rent, service, service use, withholding, payroll, employment, excise, severance, privilege, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, social security, workers’ compensation, unemployment compensation or insurance, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (ii) any liability for payment of amounts described in clause (i) as a result of transferee liability or otherwise through operation of law, and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any Schedule or attachment thereto, and including any amendment thereof.
“Transaction Documents” has the meaning set forth in Section 3.1.
“Transferor Indemnified Parties” means Transferor Parties, their affiliates and the stockholders, members, directors, managers, officers, employees, agents, representatives, successors and assigns and affiliates of any of the foregoing.
“Transferor Parties” has the meaning set forth in the Preamble.
ARTICLE II
PURCHASE, SALE AND CONTRIBUTION
2.1    Transfer of Interests. As of the Effective Time, simultaneously and as part of a single transaction, (a) Transferor will sell, transfer and convey to Acquiror the Purchased Interests for the Cash Consideration set forth in Section 2.2(a), and Transferor will contribute to Acquiror the Contributed Interests in exchange for the Common Units described in Section 2.2(b), free and clear of all Liens.
2.2    Consideration. On the terms and subject to the conditions hereof, the aggregate consideration for the transfer of the Interests, subject to adjustment pursuant to the provisions of this Section 2.2 shall be as follows (collectively, the “Consideration”):
(a)    Acquiror shall pay cash or otherwise immediately available funds in an aggregate amount equal to Thirty-Nine Million Dollars ($39,000,000) (the “Cash Consideration”), to Transferor; and
(b)    Acquiror shall cause 500,000 Common Units of Acquiror (the “Common Units”), to be issued to Transferor pursuant to the Subscription Agreement and in exchange for the contribution of the Contributed Interests by Transferor to Acquiror pursuant to Code Section 721.
(c)    The Parties agree that, for federal income tax and any applicable state income tax purposes, the Contemplated Transactions shall be treated as follows: (i) a sale by Transferor of a portion of the Company’s assets to Acquiror pursuant to Code Section 707(a)(2)(B), Treas. Reg. Section 301.7701-2(c)(2) and Revenue Ruling 99-6, 1999-1 C.B. 432, Situation 2, in exchange for the Cash Consideration; and (ii) a contribution by Transferor of the balance of the Company’s assets to Acquiror pursuant to Code Section 721(a). The Parties agree that the allocation of the Company’s assets between clauses (i) and (ii) above shall be set forth in a statement delivered to Transferor within 60 days after Closing prepared by Acquiror and reasonably acceptable to Transferor, and no Party shall take any action or filing position inconsistent with this Section 2.2(c) and such statement unless otherwise required by Law.

2.3    Pre-Closing Distributions. Prior to Closing, the Company shall distribute the assets set forth on Schedule 2.3, which distribution shall not result in any adjustment to the Consideration and shall not be considered in connection with the Cash True-Up or Settlement Statement or for purposes of the representations and warranties of the Transferor Parties in this Agreement.
2.4    Cash True-Up and Settlement Statement.
(a)    The Parties agree that the transactions described in this Agreement shall be effective as of the Effective Time. All Liabilities and expenses of the Company accruing after the Effective Time through the Closing Date relating to the Company's Business, other than Covered Liabilities, shall be deemed incurred for the benefit of Acquiror. All revenues of the Company accruing after the Effective Time through the Closing Date relating to the Company's Business shall be deemed earned for the benefit of Acquiror. All Liabilities and expenses of the Company accruing prior to the Effective Time shall be deemed incurred for the benefit of Transferor. All revenues of the Company accruing prior to the Effective Time relating to the Company's Business, including without limitation, residual payments under the SPS Referral Agreement, shall be deemed earned for the benefit of Transferor. Transferor shall retain all liability for all Covered Liabilities, except to the extent any such Covered Liability was accounted for as a reduction to the Cash Consideration pursuant to Section 2.7(a) of this Agreement.
(b)    Beginning at least three (3) Business Days prior to the Closing, and continuing until no later than ninety (90) days following the Closing Date, Acquiror shall prepare in good faith and deliver to Transferor a statement (with reasonable detail and corroborating support attached or otherwise concurrently provided) which shall be substantially in the form attached hereto as Schedule 2.4(b) (the “Settlement Statement”) setting forth: (i) the sum of (A) all cash and cash equivalents of the Company as of the Effective Time, net of any distributions pursuant to Section 2.3, plus (B) all revenues of the Company that were received after the Effective Time, that were accrued or otherwise attributable to periods prior to the Effective Time (the “True-Up Liabilities”); and (ii) all Liabilities or expenses of the Company's Business that were paid by the Company after the Effective Time, that were accrued or otherwise attributable to periods prior to the Effective Time or otherwise constitute Covered Liabilities (the “True-Up Credits”). The amount, if any, by which (1) the True-Up Credits exceed the True-Up Liabilities is the “True-Up Surplus” and (2) the True-Up Liabilities exceed the True-Up Credits is the “True-Up Deficit”.
(c)    Examination and Review.
(i)    Examination. After receipt of the Settlement Statement, Transferor shall have thirty (30) days (the “Review Period”) to review the Settlement Statement. During the Review Period, Transferor and its accountants shall have full access to the Books and Records of the Company, the personnel of, and work papers prepared by, the Acquiror’s accountants to the extent that they relate to the Settlement Statement and to such historical financial information (to the extent in Transferor’s possession) relating to the Settlement Statement as Transferor may reasonably request for the purpose of reviewing the Settlement Statement and to prepare a

Statement of Objections (defined below), provided, that such access shall be in a manner that does not interfere with the normal business operations of the Parties.
(ii)    Objection. On or prior to the last day of the Review Period, Transferor may object to the Settlement Statement by delivering to Acquiror a written statement setting forth Transferor’s objections in reasonable detail, indicating each disputed item or amount and the basis for Transferor’s disagreement therewith (the “Statement of Objections”). If Transferor fails to deliver the Statement of Objections before the expiration of the Review Period, the Settlement Statement and the True-Up Surplus or True-Up Deficit, as the case may be, reflected in the Settlement Statement shall be deemed to have been accepted by Transferor. If Transferor delivers the Statement of Objections before the expiration of the Review Period, Acquiror and Transferor shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the True-Up Surplus or True-Up Deficit, as the case may be, and the Settlement Statement with such changes as may have been previously agreed in writing by Acquiror and Transferor shall be final and binding.
(iii)    Resolution of Disputes. If Transferor and Acquiror fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to an independent accountant reasonably acceptable to Transferor and Acquiror (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to, the True-Up Surplus or True-Up Deficit, as the case may be, and the Settlement Statement. The Parties agree that all adjustments shall be made without regard to materiality. The Independent Accountants shall only decide the specific items under dispute by the Parties, and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Settlement Statement and the Statement of Objections, respectively.
(iv)    Fees of the Independent Accountants. The fees and expenses of the Independent Accountant shall be paid by Transferor, on the one hand, and by Acquiror, on the other hand, based upon the percentage that the amount actually contested but not awarded to Transferor or Acquiror, respectively, bears to the aggregate amount actually contested by Transferor and Acquiror.
(v)    Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within thirty (30) days (or such other time as the Parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Settlement Statement and/or the True-Up Surplus or True-Up Deficit shall be conclusive and binding upon the Parties hereto.
(vi)    Payments of Post-Closing Adjustment. Payment of the True-Up Surplus or True-Up Deficit shall (A) be made by Transferor in the case of a True-Up Surplus, or the Acquiror in the case of a True-Up Deficit, (B) be due (x) within five (5) Business Days of acceptance of the Settlement Statement or (y) if there are Disputed Amounts, then within five (5) Business Days of the resolution described in clause (v) above; and (C) be paid by wire transfer of immediately available funds to such account as is directed by Acquiror or Transferor, as the case may be. The True-Up Surplus or True-Up Deficit, as the case may be, shall be paid without setoff of any nature, kind or amount.
2.5    The Closing. The Closing shall be deemed to occur contemporaneously with the Parties’ execution and delivery of this Agreement and the other items to be delivered at Closing pursuant to this Article II. The date of the Closing shall be the “Closing Date” for purposes of this Agreement.
2.6    Actions of Transferor Parties at Closing. At the Closing, unless otherwise waived in writing by Acquiror, Transferor Parties shall deliver to Acquiror the following:
(a)    (i) A certificate of existence and good standing of the Company from the Secretary of State of the Commonwealth of Virginia, and (ii) a certificate of tax clearance from the Secretary of the Department of Revenue of the Commonwealth of Virginia, each dated the most recent practicable date prior to Closing;
(b)    Certificate of Secretary of Transferor, certifying (i) resolutions duly adopted by Transferor’s board of directors and shareholders authorizing and approving the performance of the Contemplated Transactions and the execution and delivery of the documents described herein, (ii) the Articles of Incorporation and Bylaws of Transferor, as amended, and (iii) incumbency for the officers of Transferor executing this Agreement, making certifications for Closing or executing agreements contemplated hereby dated as of the Closing Date;
(c)    Fully-executed resignations of the manager(s) (if applicable) and officers of the Company;
(d)    Employee Non-Competition, Non-Solicitation, Confidentiality and Inventions Agreement (the “Employee Non-Competition, Non-Solicitation, Confidentiality and Inventions Agreement”), executed by the Owner;
(e)    A letter evidencing an offer of employment by Acquiror or one of its affiliates to the Owner (the “Offer Letter”), executed by the Owner;
(f)    A Closing Memorandum providing for payments of all amounts owed between the Parties at the Closing, including the Cash Consideration and amounts owed among the Parties (the “Closing Memorandum”), executed by Transferor Parties;
(g)    A Subscription Agreement, evidencing Transferor’s receipt of the Common Units, executed by Transferor (the “Subscription Agreement”);
(h)    An executed payoff letter or statement in form and substance reasonably satisfactory to Acquiror from Access National Bank to release any and all existing liens on and/or security interests in the Company’s assets;
(i)    A statement, signed by the Owner, which sets forth, by creditor, the aggregate amount of the Closing Date Indebtedness, with copies of payoff letters and payment instructions for payoffs of each creditor at Closing;
(j)    An assignment agreement (the “Assignment Agreement”) assigning the Interests to Acquiror, executed by Transferor; and
(k)     Such other documents as may be reasonably required by Acquiror to effectuate the Contemplated Transactions.
Simultaneously with the delivery of the foregoing items, Transferor Parties will take all such steps as may reasonably be required to put Acquiror in actual possession and operating control of the Interests.
2.7    Actions of Acquiror at Closing. At the Closing, unless otherwise waived in writing by Transferor Parties, Acquiror shall deliver to Transferor Parties the following:
(a)    The Cash Consideration less any amounts payable to third parties on behalf of Transferor in satisfaction of the Closing Date Indebtedness, by wire transfer, and the Common Units;
(b)    Certificate of the secretary of Acquiror, certifying (i) the resolutions of the requisite members of Acquiror, authorizing and approving the performance of the Contemplated Transactions and the execution and delivery of this Agreement and the documents described herein, and (ii) incumbency for the officers of Acquiror executing this Agreement, making certifications for Closing or executing agreements or instruments contemplated hereby dated as of the Closing Date;
(c)    The Employee Non-Competition, Non-Solicitation, Confidentiality and Inventions Agreement, executed by Acquiror;
(d)    The Offer Letter, executed by Acquiror;
(e)    The Closing Memorandum, executed by Acquiror;
(f)    The Assignment Agreement executed by Acquiror
(g)    The Subscription Agreement, executed by Acquiror; and
(h)    Such other documents as may be reasonably required by the Company to effectuate the Contemplated Transactions.
2.8    Allocation of Consideration. The Parties agree that the allocation of the Consideration among the Company’s assets for Tax purposes shall be made by Acquiror and shall be set forth in a statement prepared by Acquiror in accordance with the Code, with such statement to be in a form substantially agreed upon by the Parties at Closing. The Parties shall cooperate in the preparation of such statement which shall be used, followed or filed as required by Law. At or prior to Closing, Acquiror will deliver a draft Consideration allocation statement to Transferor Parties and will make a good faith effort to adhere to such draft Consideration allocation statement in preparing the final statement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF TRANSFEROR PARTIES
Transferor Parties jointly and severally represent and warrant to Acquiror as of the Closing Date as follows:
3.1    Authorization; Binding Effect. Transferor has full power and authority to execute and deliver this Agreement and all other agreements, documents and instruments to be executed and delivered hereunder (the “Transaction Documents”) and to perform its obligations hereunder and thereunder. The Transaction Documents and performance and consummation of the Contemplated Transactions are and have been approved and authorized by all requisite action of the Transferor, and no other legal proceedings on the part of Transferor are necessary therefor. The Transaction Documents have been duly executed and delivered by Transferor and, assuming due authorization, execution and delivery of this Agreement and the other Transaction Documents by the other Parties, the Transaction Documents are the valid and legally binding obligation of the Transferor, enforceable against Transferor in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditor’s rights generally from time to time in effect and limitations on enforcement of equitable remedies.
3.2    Non-contravention. Neither the execution and delivery of this Agreement nor any of the Transaction Documents to which Transferor is a party, nor the consummation of the Contemplated Transactions, will: (a) violate any Law, injunction, judgment, ruling, charge, or other restriction of any Governmental Authority to which Transferor is subject; (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, Contract, lease, license, instrument, or other arrangement to which Transferor is a party or by which he is bound or to which any of his assets or properties are subject; or (c) result in the imposition or creation of any Liens upon or with respect to the Interests or any assets or properties of the Company. No spouse or former spouse of the Owner has any claim, right, or power under or as a result of any community or other marital property laws that will, or would reasonably be expected to, give such Person the legal right to prevent, delay, or render invalid Transferor’s execution of this Agreement or any of the Transaction Documents to which Transferor is a party or the consummation of the Contemplated Transactions or to cause any Liens to exist upon the Interests or any assets or properties of the Company at the Effective Time or at any time thereafter. No other Person has any claim, right, or power under or as a result of any contractual right or otherwise that will, or would reasonably be expected to, give any such Person the legal right to prevent, delay, or render invalid Transferor’s execution of this Agreement or any of the Transaction Documents to which Transferor is a party or the consummation of the Contemplated Transactions or to cause any Liens to exist upon the Interests or any assets or properties of the Company at the Effective Time or at any time thereafter.
3.3    Necessary Consents. Transferor is not a party to or bound by any Lien or Contract or instrument, or any Law that requires a Required Consent.

3.4    Title to Interests. Transferor has sole voting power and sole power of disposition, in each case with respect to all of the Interests with no limitations, qualifications or restrictions on such rights and powers. The Interests are free and clear of any Liens. Transferor is not subject to any agreements, arrangements, options, warrants, calls, rights, commitments or other restrictions relating to the sale, transfer, purchase, redemption or voting of its Interests. Neither the Company nor Transferor has granted to any Person any right of first refusal, preemptive right, subscription right or similar right with respect to the Interests.
3.5    Capital Structure. Transferor is the record owner of and has good and valid title to the Interests. The Interests consist of 100% of the total issued and outstanding membership interests of the Company. All of the Interests are issued and outstanding and no membership interests of the Company are owned, beneficially or of record, by any Person other than Transferor. All of the Interests are duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as set forth above, (a) there is no equity of the Company authorized, issued or outstanding, (b) there are no existing options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued equity of the Company, obligating the Company to issue, transfer, redeem, purchase or sell or cause to be issued, transferred, redeemed, purchased or sold any equity of the Company or to otherwise make any payment in respect of any such equity, and (c) there are no rights, agreements or arrangements of any character which provide for an equity appreciation or similar right or grant any right to share in the equity, income, revenue or cash flow of the Company. Other than the organizational documents of the Company, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Interests.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY
Transferor Parties jointly and severally represent and warrant to Acquiror as of the Closing Date as follows:
4.1    Status. The Company (i) is a limited liability company duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Virginia, (ii) has all requisite limited liability company power and authority to carry on its business as now and heretofore conducted and to own, operate and lease its properties and assets and to perform its obligations under the Contracts, (iii) is duly qualified or licensed to transact business in and is in good standing under the Laws of each jurisdiction where such qualification is required, and (iv) the Company has delivered to Acquiror copies of the Articles of Organization and Operating Agreement of the Company, as currently in effect. The Company owns no interest in any Person.
4.2    Authorization; Binding Effect. The Owner has the capacity and authority to execute and deliver this Agreement and all Transaction Documents and to perform his obligations hereunder and thereunder. The Transaction Documents have been duly executed and delivered by the Owner and, assuming due authorization, execution and delivery of this Agreement and the other Transaction Documents by the other Parties, the Transaction Document are the valid and legally binding obligation of the Owner, enforceable against the Owner in accordance with their terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditor’s rights generally from time to time in effect and limitations on enforcement of equitable remedies.
4.3    Required Consents. Except as described in Schedule 4.3 and other than with respect to Permitted Encumbrances, the Company is not a party to or bound by any Lien or Contract or instrument, or any Rule or Law that requires the consent of any other party to the execution of this Agreement or the consummation of the Contemplated Transactions, gives rise to a right of first refusal in favor of any other party as a result of the execution of this Agreement or the consummation of the Contemplated Transactions or prohibits or requires the consent or notification of another to, any of the Contemplated Transactions (the “Required Consents”).
4.4    No Conflict. Transferor Parties’ and the Company’s negotiation, execution, delivery and performance of the Transaction Documents, consummation of the Contemplated Transactions and compliance with any of the provisions thereof will not (a) assuming that all Required Consents have been obtained, violate any Law to which Transferor Parties, the Interests, the Company or the Company’s assets may be subject, (b) conflict with or result in a breach of any provision of the organizational documents of the Company or Transferor, (c) other than as provided on Schedule 4.3, require any consent, approval or authorization of, or notice to, or declaration, filing or registration with, any Governmental Authority that is required by Law or the regulations of any Governmental Authority, (d) violate any Order to which Transferor Parties, the Company or the Interests may be subject, (e) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any License that is held by and that is material to the Company or that otherwise relates and is material to the Company’s Business, the Interests or any of the Company’s assets, (f) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon the Interests or result in being declared void, voidable, without further binding effect, or subject to amendment or modification any of the terms, conditions or provisions of, any Contract, license, franchise, permit, or other instrument or commitment or obligation to which any of Transferor Parties or the Company may be bound or affected, (g) cause Acquiror or the Company to become subject to, or to become liable for the payment of, any Tax, (h) cause any of the Company’s assets to be reassessed or revalued by any taxing authority or other Governmental Authority, (i) violate or cause a breach under the Rules or (j) give rise to any Liabilities related to any portability premium, early termination fee or other amount payable to any Processor.
4.5    Financial Statements; Owner Receivables.
(a)    Schedule 4.5(a) includes copies of the reviewed, unaudited balance sheets, income statements and statements of cash flows of the Company, in each case, as of and for the years ended December 31, 2014, 2015 and 2016 (the “Year End Financial Statements”) and copies of the unaudited balance sheet and income statement for the period ending June 30, 2017 (the “Interim Financial Statements” and together with the Year End Financial Statements, the “Financial Statements”). As of June 30, 2017, the Company had no material Liabilities not reflected on the balance sheet for such date, other than any such Liabilities as arose in the ordinary course of business. The Financial Statements are based on the Books and Records and have been prepared on an accrual basis, applied consistently throughout the periods indicated and present fairly in all material respects the financial condition of the Company as of such dates and the results of its operations for the periods specified subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of such adjustments which will not have a Material Adverse Effect).
(b)    Except as set forth on Schedule 4.5(b), neither the Owner nor Transferor has any right to receive (i) payments from the Processors or any other third parties in connection with the Merchant Agreements or any Contracts with the Processors, or (ii) any other payments owed by third parties with respect to the Company’s Business (whether or not related to the Merchants), including any convenience fees, commissions, ancillary fees, license fees and any other revenue streams relating to transactions of the Merchants, including all amounts relating to collections recovery, retrieval fees, miscellaneous credits and other similar funds paid by issuing banks.
4.6    Undisclosed Liabilities. The Company does not have any Liabilities, debts or obligations of any nature, whether known or unknown, accrued, absolute, fixed, contingent, liquidated, unliquidated, or otherwise and whether or not due (collectively, “Obligations”), other than Obligations (a) that were reflected or reserved against on the Financial Statements, (b) disclosed on Schedule 4.6 attached hereto or (c) that were incurred in the ordinary course of business.
4.7    Absence of Certain Changes. Since the Balance Sheet Date except as described in Schedule 4.7, (a) the Company has conducted the Company’s Business only in the ordinary course of business, consistent with past practice and in compliance with Law in all material respects, (b) the Company has not entered into, amended the terms of or terminated any Material Contracts, and (c) the Company has not experienced a Material Adverse Effect and to the Knowledge of Transferor Parties, no circumstance exists that can reasonably be expected to result in a Material Adverse Effect.
4.8    Brokers or Finders. Neither Transferor Parties nor their agents has engaged any finder or broker or incurred any Obligation or Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions in connection with this Agreement and the Contemplated Transactions.
4.9    Real Property and Personal Property.
(a)    The Company does not, and for the past three years has not, owned any real property. All real property used in connection with the Company's Business (“Real Property”) is leased pursuant to that certain Office Lease Agreement dated January 19, 2011 between Domar Properties, LLC and the Company (the “Real Property Lease”). The Company has not materially breached the Real Property Lease, or violated any applicable Law, condemnation, assessment or any similar action, relating to any Real Property or the operation thereof. The Company has not exercised any option to renew the Real Property Lease past its stated current term ending March 31, 2018.
(b)    All Personal Property is in good operating condition and repair (subject to normal wear and tear). As of the Closing, all Personal Property that is owned by the Company will be free and clear of any Lien. No Person other than the Company owns any Personal Property situated on the Real Property, except for (i) items leased or licensed by the Company or improvements to items leased or licensed by the Company, and (ii) personal property of the Company’s employees or visitors which is not required for the operation of the Company’s Business.
4.10    Contracts.
(a)    Schedule 4.10(a) is a true and complete list of all of the following material Contracts of the Company (the “Material Contracts”):
(i)     All written or oral employment or consulting Contracts pursuant to which services are rendered to the Company;
(ii)    All Contracts under which the Company is or the Company’s Business or Acquiror will after the Closing be restricted from carrying on any business or other activities anywhere in the world;
(iii)    All Contracts to purchase, lease, or sell assets or services having a fair market value in excess of $25,000;
(iv)    All Contracts (including organization, partnership and joint venture agreements) under which (A) the Company has any liability or obligation for debt or constituting or giving rise to a guarantee of any liability or obligation of any Person or (B) any Person has any liability or obligation constituting or giving rise to a guarantee of any liability or obligation of the Company, or any liability or obligation to the Company, in each case involving any debt or liability in excess of $25,000 individually or $50,000 in the aggregate;
(v)    The Real Property Lease;
(vi)    All Contracts with Processors, sponsor banks, independent sales organizations, or Referral Sources, including the SPS Referral Agreement;
(vii)    All Contracts which grant a third party an unexpired right of exclusive dealing with the Company, a right of first refusal, right of first offer, or similar option right, for any of the Interests or the assets of the Company; and
(viii)    All Contracts necessary to operate the Company’s Business as it is currently being conducted.
(b)    No material breach or default in performance by the Company under any of the Material Contracts has occurred or is continuing, and, to the Knowledge of Transferor Parties, no event has occurred, which with notice or lapse of time or both would constitute such a material breach or default. Transferor Parties have neither given nor received from any other Person any notice or other communication regarding any actual, alleged or potential material breach or default under the Material Contracts. To the Knowledge of Transferor Parties, no material breach or default by any other Person under any of the Material Contracts has occurred or is continuing, and no event has occurred which with notice or lapse of time or both would constitute such a material breach or default.
(c)    Other than as set forth on Schedule 4.10(a), there are no renegotiations of, or attempts to renegotiate, or outstanding rights to renegotiate, any material amounts paid or payable to or by the Company under any Contracts.
(d)    The Company is not a party to any Contract with any Merchant.
4.11    Intellectual Property.
(a)    Schedule 4.11 sets forth a complete and accurate list of all Intellectual Property owned or utilized by the Company to the extent relating to the Company’s Business, identifying, in each case, the record and beneficial title holder of the item and describing any applicable filing and registration particulars.
(b)    Except as set forth on Schedule 4.11, the Company does not license any Intellectual Property to or from any third party.
4.12    Title to and Sufficiency of Assets. Except as set forth on Schedule 4.12, the Company has good and valid title to, or a valid leasehold interest in, all of its tangible properties and assets, real, personal and mixed, used or held for use in the Company’s Business. All such properties and assets (including leasehold interests) are free and clear of Liens. Except as set forth on Schedule 4.12, such properties and assets collectively constitute, and will collectively constitute as of the Closing Date, all of the properties, rights, interests and other tangible and intangible assets necessary for the conduct of, or that are primarily used in or held for use for, the Company’s Business as it is currently being conducted.
4.13    Compliance;Approvals.
(a)    The Company has all Licenses that are required by Law to carry on the Company’s Business currently being conducted and own and use its assets, each of which is set forth on Schedule 4.13(a). The Company is and has been in compliance in all material respects with each such License. To the Knowledge of Transferor Parties, no event has occurred or circumstance exists that (with or without notice or the lapse of time) may constitute or result directly or indirectly in a violation of or failure to comply with any term or requirement of any License.
(b)    The Company is, and at all times has been, in compliance with all Laws applicable to the Company in all material respects. To the Knowledge of Transferor Parties, no event has occurred or circumstance exists that (with or without notice or lapse of time) (i) constitutes or may result in a material violation by the Company of, or a failure on the part of the Company to comply in any material respect with, any Law, or (ii) may give rise to any obligation on the part of the Company to undertake, or to bear all or any portion of the costs of, any remedial action of any nature.
(c)    The Company is in compliance in all material respects with the Rules applicable to the Company. There is no investigation, proceeding or disciplinary action (including fines) pending, taken, or, to the Knowledge of Transferor Parties, threatened against the Company by a Payment Network or its applicable agent, whether relating to an alleged violation of the Rules or otherwise and no consent of the Payment Networks is required to consummate the Contemplated Transactions.
4.14    Legal Proceedings; Orders.
(a)    Except as set forth on Schedule 4.14(a), there is no Order or Proceeding pending, or to the Knowledge of Transferor Parties, threatened by or against, affecting or that otherwise relates to the Interests, the Company’s assets or the Company’s Business. To the Knowledge of Transferor Parties, no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any Orders or Proceedings against the Company.
(b)    There are not now, and within the past three (3) years there have not been any material claims, actions or Proceedings pending, or threatened before any court or Governmental Authority initiated by the Company, against the Company or in respect of the Company’s Business or for which the Company would have liability in respect of the Company’s Business. There are no such claims, actions, Proceedings pending or, to the Knowledge of Transferor Parties, threatened, challenging the validity of the Contemplated Transactions. The Company is not now, and has not been, a party to any injunction, Order, or decree restricting the method of the Company’s conduct of the Company’s Business or servicing of the Merchants. Transferor Parties have provided to Acquiror copies of all notices from any Governmental Authority (i) received by Transferor Parties in writing or, (ii) to the Knowledge of Transferor Parties, received in writing by the Company’s Processors or sponsor banks since January 1, 2014.
4.15    Employee Benefit Plans.
(a)    Schedule 4.15(a) sets forth a true, complete and correct list of all Benefit Plans (i) which are currently maintained or contributed to by the Company, or (ii) with respect to which the Company has any liability or obligations to any current or former officer, employee, or service provider of the Company, or the dependents of any thereof, regardless of whether funded. With respect to each Benefit Plan, the Company has made available to the Buyer true, accurate and complete copies of each of the following: (i) if the plan has been reduced to writing, the plan document together with all amendments thereto, (ii) if the plan has not been reduced to writing, a written summary of all material plan terms, (iii) if applicable, copies of any trust agreements, custodial agreements, insurance policies, administrative agreements and similar agreements, and investment management or investment advisory agreements, (iv) copies of any summary plan descriptions, employee handbooks or similar employee communications, (v) in the case of any plan that is intended to be qualified under Code Section 401(a), a copy of the most recent determination, notification, or opinion letter from the IRS and any related correspondence, and, if applicable, a copy of any pending request for such determination, (vi) in the case of any funding arrangement intended to qualify as a VEBA under Code Section 501(c)(9), a copy of the IRS letter determining that it so qualifies, (vii) in the case of any plan for which Forms 5500 are required to be filed, a copy of the two most recently filed Forms 5500, with schedules attached, (viii) actuarial valuations and reports related to any Benefit Plans with respect to the most recently completed plan years; and (ix) the most recent nondiscrimination tests performed under the Code.
(b)    Except as disclosed on Schedule 4.15(b), the Company has not been materially liable at any time in the past 6 years for contributions to a plan that is or has been, at any time in the past 6 years, subject to Section 412 of the Code, Section 302 of ERISA and/or Title IV of ERISA. There is no multiemployer plan (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) under which the Company has any present or future liability. In the past 6 years the Company has not sponsored or contributed to or been required to contribute to a multiemployer plan or to a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).
(c)    With respect to each of the Benefit Plans, neither the Company nor any ERISA Affiliate has (i) engaged in a prohibited transaction, (ii) breached any fiduciary duty or (iii) violated any Law applicable to the Benefit Plans and related funding arrangements, in each case as would reasonably be expected to have a Material Adverse Effect. Except as disclosed on Schedule 4.15(c), each Benefit Plan intended to be qualified under Section 401(a) of the Code has a current favorable determination letter as to its qualification or the sponsor of the Benefit Plan may rely on the IRS notification or advisory letter to the sponsor of any prototype plan or volume submitter used to document the terms of such Benefit Plan as to the tax-qualified status of such Benefit Plan, and no event has occurred which would reasonably be expected to cause any such Benefit Plan to become disqualified for purposes of Section 401(a) of the Code. Each Benefit Plan has been operated in compliance in all material respects with applicable Law, including the Code and ERISA, and in accordance with its terms. All benefits, contributions (including employee salary deferrals) and premium payments, required to be made under the terms of any of the Benefit Plans as of the date of this Agreement have been timely paid, accrued, or, if not yet due, have been (or will be) properly reflected on the Financial Statements.
(d)    All required reports, Tax Returns, documents and plan descriptions of the Benefit Plans have been timely filed with the Internal Revenue Service and the U.S. Department of Labor and/or, as appropriate, provided to participants in the Benefit Plans. No Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or is currently the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Authority that has not been resolved as of the date hereof. There are no material pending claims, lawsuits or actions relating to any Benefit Plan (other than ordinary course claims for benefits) and, to the Knowledge of Transferor Parties, none are threatened.
(e)    The consummation of the Contemplated Transactions will not accelerate the time of vesting or payment, trigger any payment or funding, or increase the amount, of compensation or benefits to any employee, officer, former employee or former officer of the

Company or trigger any other material obligation pursuant to any Benefit Plan. No Benefit Plans or other Contracts or arrangements to which the Company is a party provide for payments that would be triggered by the consummation of the Contemplated Transactions that would subject any current or former employee or service provider of the Company to excise tax under Section 4999 of the Code, and the Company has not made any payments, is not obligated to make any payments and is not a party to any agreement that would reasonably be expected to obligate it to make any payments to any current or former employee or other service provider of the Company that will not be deductible under Section 280G of the Code.
(f)    To the extent applicable, the Company has complied in all material respects with the continuation coverage provisions of COBRA and any applicable state statutes mandating health insurance continuation coverage for employees. Transferor Parties have provided to Buyer a list of all current and former employees of the Company and their beneficiaries who are eligible for and/or have elected continuation coverage under COBRA or have otherwise confirmed that there are no such eligible individuals. No Benefit Plan provides for, and no written or oral agreements have been entered into by the Company promising or guaranteeing, the continuation of medical, dental, vision, life or disability insurance coverage for any current or former employees of the Company or their beneficiaries for any period of time beyond the termination of employment (except to the extent of coverage required under COBRA). Except as set forth in Schedule 4.15(f) and other than as required under COBRA or other applicable Law, no Benefit Plan or other arrangement provides post-termination or retiree welfare benefits to any individual for any reason.
(g)    Each Benefit Plan that is subject to Section 409A of the Code has been administered in material compliance with its terms and the operational and documentary requirements of Code Section 409A and all applicable regulatory guidance (including, notices, rulings and proposed and final regulations) thereunder. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Code Section 409A.
(h)    There has been no amendment to, announcement by the Company relating to, or change in employee participation or coverage under, any Benefit Plan that would materially increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year with respect to any director, officer, employee, consultant or independent contractor of the Company, as applicable.
4.16    Employee Relations.
(a)    Schedule 4.16(a) contains a list of all of the employees of the Company, their current salary or wage rates. Schedule 4.16(a) also indicates whether such employees are part-time or full-time. Company has, at all times, complied with all state and federal wage and hour Laws, including, but not limited to, properly classifying employees as exempt or non- exempt from overtime and minimum wage requirements and properly classifying workers as independent contractors rather than employees where applicable. All employees are employees at-will, unless otherwise specified on Schedule 4.16(a). The Company is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or any other amounts required to be reimbursed to such employees (including accrued paid time off, accrued vacation, accrued sick leave and other benefits) or in the payment to the appropriate Governmental Authority of all required Taxes, insurance, social security and withholding thereon.
(b)    No retention payments, severance payments, change in control payments or other similar compensation or benefits are due or will be made to any employees, agencies or independent contractors of the Company in connection with the Contemplated Transactions. The Company has taken no actions prior to the Closing related to the foregoing that will subject it or Acquiror to liability after the Closing.
4.17    Taxes.
(a)    As of the Closing, Transferor is a small business corporation for which an election to be an “S corporation” within the meaning of Section 1361(a)(1) of the Code for United States federal income tax purposes has, at all times from the formation of Transferor through the Closing, been in effect. Transferor is not a “foreign person” as that term is used in Section 1.1445-2 of the Treasury Regulations.
(b)    As of the Closing, the Company is wholly-owned by Transferor and is, and has been since the Conversion, a single member limited liability company disregarded as an entity separate from Transferor for United States federal income tax purposes. Neither Transferor nor the Company has taken any action or allowed any action that would cause or could cause the Company to not be disregarded as an entity separate from Transferor for United States federal income tax purposes at any time from the date of the Conversion through the Closing.
(c)    Prior to the Closing, the Company undertook the Conversion. Prior to the Conversion, 100% of the issued and outstanding capital stock of Fairway Payments Incorporated was contributed to Transferor by Owner, Fairway 16 Trust and Fairway 26 Trust. Effective as of the date the stock of Fairway Payments Incorporated was contributed to Transferor, Transferor properly elected to treat Fairway Payments Incorporated as a “qualified subchapter S subsidiary” within the meaning of Code Section 1361(b)(3)(B). Prior to the contribution of the stock of Fairway Payments Incorporated to Transferor, Fairway Payments Incorporated had been an “S corporation” within the meaning of Code Section 1361(a)(1) for United States federal income tax purposes at all times from the formation of Fairway Payments Incorporated until the date of such contribution.
(d)    Fairway Payments Incorporated, Transferor, and the Company have filed, on a timely basis, all Tax Returns required to be filed as of the Closing Date. All such Tax Returns are true, correct and complete in all material respects. Fairway Payments Incorporated, Transferor, and the Company have paid all Taxes due in connection with such Tax Returns and shall timely pay any Taxes that have or may become due under applicable Law with respect to all Pre-Closing Periods (whether or not shown or required to be shown on any Tax Return). There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Fairway Payments Incorporated, Transferor, or the Company. Fairway Payments Incorporated, Transferor, and the Company have withheld or collected and paid over to the appropriate Governmental Authorities (or is properly holding for such payment) all Taxes required by Law to be withheld or collected with respect to all of their respective operations, including withholdings on payments to Fairway Payments Incorporated, Transferor, or the Company for sales and use taxes. No claim has ever been made by any authority in a jurisdiction where Fairway Payments Incorporated, Transferor, or the Company do not file Tax Returns that any of them may be subject to taxation in that jurisdiction.
(e)    No audit or other proceeding by any United States Federal, state or local or foreign court, governmental or regulatory authority, or similar Person is pending or, to the Knowledge of Transferor Parties, threatened with respect to any Taxes due from: (1) any of the Transferor Parties in connection with Fairway Payments Incorporated, Transferor, or the Company or any Tax Return filed or required to be filed by, relating to or including Transferor Parties, or (2) Fairway Payments Incorporated, Transferor, or the Company. There are no outstanding assessments or deficiencies for any Tax and, to the Knowledge of Transferor Parties, none are presently threatened against Transferor Parties or Fairway Payments Incorporated, Transferor, or the Company. There are no unexpired waivers of any statute of limitations with respect to any Taxes for which Transferor Parties or Fairway Payments Incorporated, Transferor, or the Company may be liable. Neither Fairway Payments Incorporated, Transferor, nor the Company has entered into any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b). No federal income Tax Return that was filed by Fairway Payments Incorporated, Transferor, or the Company contains, or was required to contain (to avoid a penalty, and determined without regard to the effect of post-filing disclosure), a disclosure statement under Section 6662 of the Code.
(f)    Neither Fairway Payments Incorporated, Transferor, nor the Company is a party to or bound by any tax allocation, tax indemnity or tax sharing agreement. Neither Fairway Payments Incorporated, Transferor, nor the Company has ever been a member of an affiliated group filing a consolidated federal income Tax Return or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes.
4.18    Environmental Matters.
(a)    The Company is currently in compliance in all material respects with all Environmental Laws which compliance includes, but is not limited to, the possession by Company of all Licenses and other governmental authorization required under applicable Environmental Laws and in compliance in all material respects with the terms and conditions thereof to operate the Company’s Business as currently operated;
(b)    There have been no actions, activities, circumstances, conditions, events or incidents that could form the basis of any material Environmental Claim against the Company, and the Transferor Parties have no Knowledge of any such actions, activities, circumstances, conditions, events or incidents prior to its ownership or leasing of the Real Property or assets.
4.19    Affiliate Transactions. Except as set forth on Schedule 4.19, neither the Company nor Owner has taken an action within the past twelve (12) months that would divert revenue under the SPS Referral Agreement away from the Company and direct such revenue to Owner or an affiliate, and neither the Owner nor any of its affiliates own any asset, tangible or intangible, that is used in the Company’s Business. Except as set forth on Schedule 4.19, neither Transferor Parties nor any of their affiliates own, or in the last twelve (12) months has owned, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that has had business dealings or a material financial interest in any transaction with the Company.
4.20    Insurance. Schedule 4.20 includes a list of all insurance policies maintained by or for the benefit of the Company with respect to the Company’s Business. Schedule 4.20 sets forth each policy’s applicable deductibles, coverage limits and whether or not the insurance policies provide coverage on an occurrence basis. All of such policies are in full force and effect with no premium arrearage. The Company has timely given to its insurers all notices required to be given under such insurance policies with respect to all of the claims and actions conferred by insurance, and no insurer has denied coverage of any such claims or actions. Except as set forth on Schedule 4.20, the Company has not (a) received any written notice or other communication from any such insurance company cancelling or amending any of such insurance policies, and, to the Transferor Parties’ Knowledge, no such cancellation or amendment is threatened, or (b) failed to give any required notice or to present any claim which is still outstanding under any of such policies with respect to the Company’s Business.
4.21    Merchants and Products.
(a)    Except as set forth on Schedule 4.21, the Company refers Merchants exclusively to SPS and no other party and only refers Merchants for processing services pursuant to the SPS Referral Agreement.
(b)    Except as set forth on Schedule 4.21, the Company does not manufacture, distribute or sell any software, point-of-sale equipment or other tangible or intangible property in connection with the Company’s Business.
4.22    Privacy.
(a)    The Company is and has been in compliance with: (i) all applicable Privacy Laws, (ii) all of the Company’s policies regarding privacy and data security and (iii) all contractual commitments that the Company has entered into with respect to Personal Information. Acquiror acknowledges and agrees that Company makes no representations or warranties regarding the compliance of any other Person with Privacy Laws.
(b)    The Company has commercially reasonable safeguards in place to protect any Personal Information in its possession or control from unauthorized access, including by its employees, contractors and consultants.
(c)    The Company has not made any illegal or unauthorized use of Personal Information that was collected by or on behalf of the Company.
(d)    The transfer, if any, of Personal Information in connection with the transactions contemplated by this Agreement will not violate any Privacy Laws. The Company is not subject to any contractual requirements, privacy policies or other legal obligations that, following the Closing, would prohibit the Company or Acquiror or any of its affiliates from receiving or using Personal Information in the manner in which the Company receives and uses such Personal Information prior to the Closing.
(e)    The Company has not received any notice of any claims against the Company or been charged with the violation of any Privacy Laws. To the Knowledge of Transferor Parties, the Company has not been and is not under investigation with respect to any violation of any Privacy Laws or applicable privacy policies, and there are no facts or circumstances which could form the basis for any such violation.
(f)    There have been no Data Breaches involving the Company and/or any Personal Information in the possession of the Company.
4.23    Referral Sources.
(a)    Referral Source Contracts. Attached as Schedule 4.23(a) are true and correct copies of the currently effective agreements with each Referral Source.
(b)    Referral Payments. Schedule 4.23(b) sets forth, for the years 2014, 2015, 2016 and 2017, the payments made from the Company to each Referral Source.
(c)    Disputes. Except for as described on Schedule 4.23(c), there is no existing dispute between the Company and any Referral Source and, to the Knowledge of the Transferor Parties, no Referral Source intends to terminate its agreement with the Company or materially reduce its referral volume from current levels as a result of the consummation of the Contemplated Transactions or otherwise.
4.24    Data Security.
(a)    To the actual knowledge of Transferor Parties, no Person has gained unauthorized access to any computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, or other information technology equipment, and associated documentation used by or on behalf of the Company or its affiliates or any Processor or service provider of the Company or its affiliates or any data stored thereon for purposes of exploitation of such data (including any Merchant data, Personal Information, or cardholder data) (a “Data Breach”). None of the Company, its affiliates or, to the actual knowledge of Transferor Parties, any Processor or Merchant, has received a “common point of purchase”, “point of compromise” or similar notice, letter or inquiry relating to the Company’s Business.
(b)    The Company is not required to be in compliance with the Payment Card Industry Data Security Standards because it does not store, transmit or process “cardholder data” or “sensitive authentication data” (as such terms are defined in the Payment Card Industry Data Security Standards).
4.25    Debt Collection. The Company does not provide, and has not provided or marketed, services to any Merchant that imposes convenience fess and/or similar fees where state law prohibits the collection of such convenience or similar fees. The Company does not provide, and has not provided or marketed, services to any Merchant involved in debt collection where any such Merchant imposes convenience fees where the agreement creating the applicable consumer debt does not expressly authorize the collection of such fees.
4.26    Solvency. Immediately after giving effect to the Closing and the Contemplated Transactions, Transferor (a) will be able to pay its debts as they become due and shall own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent Liabilities) and (b) shall have adequate capital to carry on its business. No transfer of property is being made and no obligations are being incurred in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of Transferor, the Company or any of its subsidiaries. Transferor Parties acknowledge that the Interests are being transferred to Acquiror or an affiliate of Acquiror in exchange for reasonably “equivalent value,” as such term or similar terms are used in any potentially applicable fraudulent conveyance Laws.
4.27    No Other Representations or Warranties. Except as specifically set forth in this Article IV (including the related portions of the Schedules), neither Transferor nor the Owner makes any representation or warranty in respect of this Agreement, the Interests or the Company’s Business.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF ACQUIROR
Acquiror represents and warrants to Transferor Parties as of the Closing Date, as follows:
5.1    Limited Liability Company Status. Acquiror (a) is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and (b) has all requisite limited liability company power and authority to carry on its business as now and heretofore conducted and to own, operate and lease its properties, and (c) is duly qualified or licensed to transact business in and is in good standing as a foreign limited liability company in all jurisdictions where Acquiror is required to be qualified or licensed to do business as a foreign limited liability company.
5.2    Limited Liability Company Authorization; Binding Effect. Acquiror has full limited liability company power and authority to execute and deliver the Transaction Documents and to perform its obligations thereunder. The Transaction Documents and performance and consummation of the Contemplated Transactions are and have been approved by all requisite limited liability company action of Acquiror. No other limited liability company or legal proceedings on the part of Acquiror are necessary to approve or authorize the execution and delivery of the Transaction Documents and the consummation of the Contemplated Transactions. The Transaction Documents have been duly executed and delivered by Acquiror and, assuming due authorization, execution and delivery of the Transaction Documents by Transferor Parties, each Transaction Document is the valid and legally binding obligation of Acquiror, enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditor’s rights generally from time to time in effect and limitations on enforcement of equitable remedies.
5.3    No Conflict. Acquiror’s execution, delivery and performance of the Transaction Documents and consummation of the Contemplated Transactions and compliance with any of the provisions thereof will not (i) violate any Law to which Acquiror may be subject, (ii) conflict with or result in a breach of any provision of the Certificate of Organization or Limited Liability Company Agreement of Acquiror, (iii) require any consent, approval or authorization of, or notice to, or declaration, filing or registration with, any Governmental Authority that is required by Law or the regulations of any Governmental Authority, (iv) violate any Order of any Governmental Authority to which Acquiror may be subject, (v) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Acquiror or result in being declared void, voidable, without further binding effect, or subject to amendment or modification any of the terms, conditions or provisions of, any contract, license, franchise, permit, or other material instrument or commitment or obligation to which Acquiror may be bound or affected.
5.4    Brokers and Finders. Neither Acquiror nor its agents has engaged any finder or broker or incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions in connection with this Agreement and the Contemplated Transactions.
5.5    No Other Representations or Warranties. Except as specifically set forth in this Article V (including the related portions of the Schedules), Acquiror does not make any representation or warranty in respect of Acquiror or this Agreement.
ARTICLE VI
COVENANTS OF TRANSFEROR PARTIES
6.1    Notices and Consents. To the extent that Transferor Parties have not obtained all necessary Licenses, consents, waivers or other authorizations or approvals or Required Consents (collectively, “consents”) from any Governmental Authority or any private third-party as of the Closing and the Parties nonetheless elect to close, then upon request by Acquiror, Transferor Parties shall use their commercially reasonable efforts to: (a) obtain such consents as soon as practicable post-Closing, (b) cooperate with Acquiror in any reasonable and lawful arrangements under which Acquiror would obtain the benefit of the matter concerned; and (c) enforce for the account of Acquiror any rights of Transferor Parties arising from the matter concerned. Transferor Parties shall be liable for any costs incurred for obtaining such consents, including any payments required by consenting parties. If any consent cannot be obtained, Acquiror and Transferor Parties will reasonably cooperate in any legal and commercially reasonable arrangement to obviate the need for that consent.
6.2    Tax Matters.
(a)    Transferor Parties shall be responsible for paying all capital gains, income,

transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the sale of the Interests and the consummation of the transactions contemplated by this Agreement, and Transferor Parties shall be responsible for preparing and filing any Tax Returns in connection therewith.
(b)    Transferor Parties shall be liable for and shall pay all Taxes in respect of or relating to the business, operations, or assets of Fairway Payments Incorporated, Transferor, or the Company for any period ending on or before the Effective Time. Taxes with respect to any period that begins before and ends after the Effective Time shall be allocated to the period ending on the Effective Time (i) on a per diem basis in the case of real and personal property Taxes and (ii) on the basis of an interim closing of the books at the Effective Time in the case of all other Taxes. Notwithstanding the foregoing, Transferor Parties shall also be liable for and shall pay all Taxes in respect of or relating to Fairway Payments Incorporated or the Company resulting from the Conversion the restructuring steps immediately preceding the Conversion (including any tax elections filed with the IRS) until the Closing Date.
(c)    After the Closing, Transferor Parties and Acquiror shall (and shall cause their respective affiliates to):
(i)    Make available to the other and to any taxing authority, as reasonably requested, all information, records, and documents with respect to Taxes relating to the business, operations, or assets of Fairway Payments Incorporated, Transferor, or the Company and preserve that information and those records and documents until the expiration of any applicable statute of limitations, including any extensions of that statute of limitations;
(ii)    Provide timely notices to the other Party in writing of any pending or threatened Tax audits or assessments relating to the business, operations, or assets of Fairway Payments Incorporated, Transferor, or the Company for taxable periods for which the other party may have a responsibility under this Section 6.2 or otherwise; and,
(iii)    Furnish the other Parties with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any taxable period for which the other party may have a responsibility under this Section 6.2 or otherwise.
(d)    Notwithstanding any other indemnification provision in this Agreement, each of Transferor Parties agrees to jointly and severally indemnify, defend and hold harmless Acquiror Indemnified Parties from and against any and all Damages that Acquiror Indemnified Parties incur as a result of, or with respect to any (i) Taxes of or imposed on Transferor Parties; (ii) Taxes of or imposed upon Fairway Payments Incorporated, Transferor, or the Company with respect to any period ending on or before the Effective Time; (iii) Taxes imposed on Fairway Payments Incorporated, Transferor, or the Company under Treasury Regulations Section 1.1502-6 (and corresponding provisions of state, local, or foreign Law) as a result of having been a member of any federal, state, local or foreign consolidated, unitary, combined or similar group for any taxable period ending on or before, or that includes, the Closing Date, or as a transferee or successor by contract or arrangement or pursuant to Law, or otherwise; (iv) any breach by Transferor Parties of any of the covenants and obligations contained in this Section 6.2; and (v) the breach or inaccuracy of the representations and warranties set forth in Section 4.17 of this Agreement. Any indemnity payment under this Agreement shall be treated by Transferor Parties and Acquiror as an adjustment to the Consideration for U.S. federal income tax purposes. Any indemnity payment required to be made pursuant to this Section 6.2(d) shall be paid within five (5) days after the Indemnified Party makes written demand upon the Indemnifying Party and provides reasonable evidence in support of such claim for Damages. In no event shall the indemnities provided for in this Section 6.2(d) be subject to the provisions of Article VIII of this Agreement.
(e)    Notwithstanding anything to the contrary contained in this Agreement, each of the provisions set forth in this Section 6.2 shall survive until sixty (60) days after the expiration of the applicable statute of limitations (taking into account all valid extensions) for the applicable Taxes or Tax Return to which the provision relates; provided, however, in the event notice of any claim for indemnification under this Agreement shall have been given within the applicable survival period, the provisions that are the subject of the indemnification claim shall survive with respect to such claims until such time as such claim is finally resolved.
6.3    Noncompetition; Nonsolicitation.
(a)    During the period beginning on the Closing Date and ending two (2) years from the last date of employment of the Owner with Acquiror or an affiliate of Acquiror, Transferor Parties as applicable will not, without the prior written consent of Acquiror, work with, provide services to, or own an interest in any business that competes directly or indirectly with the Company’s Business, other than in Owner’s capacity as an employee or equity holder of Acquiror or its affiliates. The foregoing agreement shall not be deemed to restrict (A) the ownership, directly or indirectly (including by a trust formed at the direction of a Transferor Party), of Transferor Parties of (i) equity securities representing less than 50% of the voting stock of Cleargage, Inc. which company now conducts, and will in the future conduct, a business similar to the Company's Business, (ii) equity securities of The Shared Collective, LLC provided that such company does not provide merchant processing services or refer merchant processing services to a processor in return for compensation, or (iii) up to three percent (3%) of any class of the outstanding capital stock of any corporation conducting a business similar to the Company’s Business that is regularly traded on a national securities exchange; or (B) Owner from acting as a member of the board of directors of Cleargage, Inc. or a manager of The Shared Collective, LLC. The consideration for the foregoing agreement is included in the Consideration.
(b)    During the period beginning on the Closing Date and ending two (2) years from the last date of employment of the Owner with Acquiror or an affiliate of Acquiror, Transferor Parties as applicable will not, other than in furtherance of the Owner’s employment with Acquiror, without the prior written consent of Acquiror:
(i)    hire, attempt to hire, solicit, induce, or attempt to solicit or induce any employee or independent contractor of Acquiror (including Referral Sources) to leave Acquiror’s employment or to terminate his or her or its contractual and/or business relationship with the Company; provided, however, that general advertising not targeting Acquiror’s employees shall not be a breach of this Section 6.3(b)(i);
(ii)    Call on or communicate with (except if such contact is not to the business detriment of Acquiror), or divert or solicit, any of the Referral Sources or Merchants;
(iii)    work with or provide services related to the Company’s Business to any Merchant or other customer of Acquiror or any affiliate of Acquiror; or
(iv)    encourage or persuade any Merchant or other customer of Acquiror or its affiliates not to enter into an agreement or to terminate an agreement with Acquiror or its affiliates or to obtain similar services from a competitor of Acquiror or its affiliates.
(c)    The consideration for this Section 6.3 is included in the Consideration. The Parties specifically acknowledge and agree that the remedy at law for any breach of this Section 6.3 will be inadequate and that Acquiror, in addition to any other relief available to it, may be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage. In addition, notwithstanding the provisions of Article VIII, Acquiror may be entitled to recover, directly from Transferor Parties its actual damages as a result of a breach of Section 6.3. The rights and remedies of the Parties to this Agreement are cumulative and not alternative.
6.4    Post-Closing Financial Audit Cooperation. After the Closing, Transferor Parties covenant and agree to use their reasonable best efforts to assist and cooperate with Acquiror and its accountants, independent auditors and other representatives (collectively the “Acquiror Audit Representatives”) in the preparation of audited balance sheets, statements of income and cash flows, together with all footnotes and related disclosures (collectively, the “Audited Financial Statements”). The cooperation of Transferor Parties pursuant to this Section shall include (i) providing access to and copies of the Company’s historic financial statements, records and any other information relevant to an audit of the Company and the Company’s Business, (ii) assisting the Acquiror Audit Representatives in understanding the Company’s financial position as of and at the pre-Closing dates requested and the results of operations and cash flows for the pre- Closing periods specified by the Acquiror Audit Representatives and (iii) making the Company’s management available to respond to requests from the Acquiror Audit Representatives or render any management representations reasonably necessary or relevant to the preparation of the Audited Financial Statements. Transferor Parties acknowledge that a purpose of the covenant contained herein is so the Company’s financial statements might be consolidated with the financial statements of Acquiror in conformity with United States generally accepted accounting principles and the SEC rules and guidance (including Regulation S-K) with respect to financial statements and financial reporting. As such, the Audited Financial Statements will be prepared in a form and substance suitable for inclusion on Form S-1 (or other eligible or successor form), and Transferor Parties’ standard of cooperation pursuant to this Section shall reflect Transferor Parties’ understanding of such purpose. For the avoidance of doubt, the Parties acknowledge that (i) to the extent the Audited Financial Statements differ from the Financial Statements, this Section 6.4 alone shall not give rise to an indemnity claim of Acquiror Indemnified Parties under

Article VIII if such difference would not otherwise have constituted a breach of Section 4.5 and (ii) nothing in this Section 6.4 shall be deemed to bar any claim by any Acquiror Indemnified Parties under Article VIII for a breach of Section 4.5. The Parties acknowledge and agree that Acquiror shall be liable for all out-of-pocket expenses incurred by Acquiror or a Transferor Party in connection with the preparation of the Audited Financial Statements and Acquiror will promptly reimburse Transferor Parties for any such expenses.
6.5    Termination of Non-Continuing Employees. Prior to the Closing, Transferor Parties shall have caused the Company to terminate all its employees except for the Continuing Employees.
ARTICLE VII
COVENANTS OF ACQUIROR AND BOTH PARTIES
7.1    Confidentiality. The Parties agree that the existence of this Agreement (including any reference to the transaction generally) and the terms and conditions hereof and the other Transaction Documents (collectively, “Transaction Information”) shall not be disclosed to any third party without prior written consent of the non-disclosing Party, and none of Parties, nor any representative thereof shall distribute or provide access to this Agreement or the other Transaction Documents, or the contents or any part thereof, to any third party, except to a Party’s legal and financial advisors, lenders and accountants and in any case as required by Law or accounting practice or to allow attorneys to enforce or interpret the Agreement. Notwithstanding the foregoing, nothing in this Section 7.1 shall prohibit Acquiror or its affiliates from disclosing any Transaction Information in connection with any financing, business combination, public offering, or other similar transaction.
7.2    Post-Closing Access to Information.
(a)    Transferor Parties and Acquiror acknowledge that subsequent to Closing each Party may need access to information or documents in the control or possession of the other Party for the purposes of concluding the Contemplated Transactions, audits, compliance with Laws and governmental requirements, and the prosecution or defense of third-party claims. Accordingly, Transferor Parties and Acquiror agree that until the later of the four (4) year anniversary of the Closing Date or the expiration of any applicable statute of limitations pertaining to Tax matters, to the extent permitted by Law, each will make reasonably available to the other’s agents, independent auditors and/or governmental agencies upon written request and at the expense of the requesting Party such documents and information as may be available for periods prior and subsequent to Closing to the extent necessary to facilitate concluding the Contemplated Transactions, audits, compliance with Laws and governmental requirements and regulations and the prosecution or defense of third-party claims. In addition, Transferor Parties shall make available to Acquiror, at Acquiror’s cost and expense, upon reasonable notice and during normal business hours, the Company’s Books and Records to the extent not transferred to Acquiror but necessary to Acquiror in the preparation of Tax Returns.
(b)    Upon request, each of the Parties shall cooperate with the other in good faith, at the requesting Party’s expense, in furnishing information, testimony and other assistance in connection with any actions, Proceedings, arrangements, or disputes involving any of the Parties (other than in a dispute among such parties or entities) and based upon contracts, arrangements or acts of the Company or any Party hereto which were in effect or occurred prior to the Closing. Acquiror shall cause to be provided any information or documents reasonably requested by the Company in connection with Tax or other disputes, settlements, investigations, Proceedings or other matters in respect of any period ending at or prior to the Closing. The Party requesting documents or information pursuant to this Section 7.2 shall pay all fees and expenses paid to unaffiliated third parties by the Party providing such documents or information in connection with providing such information or document.
(c)    As described on Schedule 2.3, all books, records and files of the Company, including electronic or email communications or files, relating to the negotiation and preparation of this Agreement or any Transfer Documents, have been distributed to Transferor. The Parties acknowledge that such books, records and files are not property of the Company and are confidential to Transferor and Transferor Parties and that Transferor Parties intend to preserve the attorney-client and work product privileges relating to such materials.
7.3    Further Assurances and Cooperation, Misdirected Payments. Transferor Parties shall, at any time and from time to time at and after the Closing, upon the request of Acquiror, take any and all steps reasonably necessary and within Transferor Parties’ control to place Acquiror in possession and operating control of the Company and the Interests and will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably required to transfer and confirm more effectively to Acquiror or to its successors or assigns, or to reduce to possession, any or all of such Interests and to carry out the purposes and intent of this Agreement. From and after the date of this Agreement, upon the request of any Party, the other Parties shall furnish such further information, execute and deliver such schedules, instruments, documents or other writings and take such actions as may be reasonably necessary or desirable to confirm and carry out and to fully effectuate the intent and purposes of this Agreement.
7.4    Nondisparagement. During the period beginning on the Closing Date and ending two (2) years from the last date of employment of the Owner with Acquiror or an affiliate of Acquiror, neither Acquiror nor Transferor Parties will disparage another Party or any of its respective affiliates, members, directors, officers, employees or agents. For purposes of clarity, statements made by a Party in the context of a good-faith pursuant of a claim or action against the other Party in connection with this Agreement shall not give rise to a breach of this Section 7.4.
ARTICLE VIII
INDEMNIFICATION
8.1    Survival. The representations and warranties made by Transferor Parties in this Agreement shall survive the Closing Date and shall continue in full force and effect for a period of seventeen (17) months thereafter; provided, however, (i) each of the representations and warranties set forth in Article III (Representations and Warranties of Transferor Parties),

Section 4.1 (Status), Section 4.2 (Authorization; Binding Effect), and the first two sentences of Section 4.12 (Title to and Sufficiency of Assets) shall survive indefinitely and (ii) each of the representations and warranties set forth in Section 4.15 (Employee Benefit Plans), Section 4.17 (Taxes) and Section 4.18 (Environmental Matters) shall survive until sixty (60) days after the last day upon which any claim could be made against Acquiror or the Company or could be made that would affect Acquiror or the Company relating to such matters (the representations and warranties referenced in Section 8.1(i) and Section 8.1 (ii) being the “Fundamental Representations”). The representations and warranties made by Acquiror in this Agreement shall survive the Closing Date and continue in full force and effect for a period of seventeen (17) months thereafter; provided, however, the representations and warranties set forth in Section 5.1 (Status) and Section 5.2 (Authorization, Binding Effect) shall survive indefinitely. The covenants and agreements made by the Parties in this Agreement shall survive the Closing Date indefinitely or for the period stated therein. In each case, the period from the date hereof until the last date on which a representation, warranty, covenant or other obligation survives shall be known as the “Survival Period.”
8.2    Indemnification by Transferor Parties. Subject to the provisions herein set forth, Transferor Parties agree to, jointly and severally, indemnify, defend and hold harmless Acquiror Indemnified Parties from and against and shall pay to Acquiror Indemnified Parties the amount of, or reimburse Acquiror Indemnified Parties for, any and all Damages that Acquiror Indemnified Parties incur as a result of, or with respect to (except as caused by the acts or omissions of any Acquiror Indemnified Party, and whether or not in connection with any third-party claim):
(a)    the inaccuracy or breach of (i) any Fundamental Representation or (ii) any other representation or warranty contained in or made pursuant to this Agreement, including the Schedules, supplements to the Schedules, any Transaction Document or other certificate delivered by Transferor Parties pursuant to this Agreement;
(b)    the non-compliance with or failure to perform any agreement or covenant of Transferor Parties contained in or made pursuant to this Agreement; Parties;
(c)    the claims of any broker, finder or other Person engaged by Transferor
(d)    any Benefit Plan established or maintained by the Company prior to the Closing Date or any severance payments due to employees of the Company terminated prior to the Closing Date;
(e)    Chargeback liability to SPS under Section 9(a) of the SPS Referral Agreement resulting from an action or omission of the Company prior to the Closing Date;
(f)    any Covered Liabilities, provided, however, that for purposes of clarity, any pre-Closing Liabilities that are taken into account as True-Up Credits pursuant to Section 2.4 shall not be “Covered Liabilities” for purposes of this Section 8.2(f) to the extent classification of such Liabilities as Covered Liabilities would result in a duplicate recovery by any Acquiror

Indemnified Party under Section 2.4 and this Section 8.2(f);
(g)    any Closing Date Indebtedness that is not properly identified by Transferor Parties or that is not otherwise deducted from the Consideration at Closing and remains owing after the Closing;
(h)    any fraud or criminal acts of any of Transferor Parties;
(i)    the breach of or non-compliance with any Contract between (x) any potential third-party buyer of the Company or the Company’s assets and (y) any Transferor Parties or the Company, in each case with respect to a Pre-Closing Period; and
(j)    any claim asserted by a third party relating to or resulting from any of the foregoing items (a) through (i).
8.3    Indemnification by Acquiror. Subject to the conditions and provisions herein set forth, Acquiror agrees to indemnify, defend and hold harmless Transferor Indemnified Parties from and against and shall pay to Transferor Indemnified Parties the amount of, or reimburse Transferor Indemnified Parties for, any and all Damages that Transferor Indemnified Parties incur as a result of, or with respect to (except as caused by the acts or omissions of any Transferor Indemnified Party, and whether or not in connection with any third-party claim):
(a)    the inaccuracy or breach of any representation or warranty contained in or made pursuant to this Agreement, including the Schedules, supplements to the Schedules, any Transaction Document or any other certificate delivered by Acquiror pursuant to this Agreement;
(b)    the non-compliance with or failure to perform any agreement or covenant of Acquiror contained in or made pursuant to this Agreement;
(c)    Chargeback liability to SPS under Section 9(a) of the SPS Referral Agreement resulting from an action or omission of the Company or Acquiror after Closing; and
(d)    the claims of any broker, finder or other Person engaged by Acquiror;
(e)    any fraud or criminal acts of any of Acquiror; and
(f)    any claim asserted by a third party relating to or resulting from any of the foregoing items (a) through (e).
8.4    Limitations. Any claim for indemnification must be asserted before the expiration of the applicable Survival Period set forth in Section 8.1; provided, however, in the event notice of any claim for indemnification shall have been given within the applicable Survival Period, the provisions that are the subject of the indemnification claim shall survive with respect to such claims until such time as such claim is finally resolved. Transferor, the Owner or Acquiror shall have no liability under Section 8.2(a)(ii) or Section 8.3(a), as applicable, until the total of all Damages incurred by the Acquiror Indemnified Parties or the Transferor Indemnified Parties, as applicable, with respect to such matters exceeds Two Hundred Fifty Thousand United States

Dollars ($250,000) (the “General Deductible”), in which event the applicable Indemnifying Party shall only be required to pay or be liable for all such Damages exceeding the General Deductible. Transferor Parties shall have no liability under Section 8.2(i) until the total of all Damages incurred by the Acquiror Indemnified Parties with respect to such matters exceeds One Hundred Thousand United States Dollars ($100,000) (the “Specific Deductible”), in which event the applicable Indemnifying Party shall only be required to pay or be liable for all such Damages exceeding the Specific Deductible. The aggregate amount of Damages that may be recoverable by Acquiror Indemnified Parties or Transferor Indemnified Parties pursuant to Section 8.2(a)(ii) or Section 8.3(a), as applicable, shall not exceed Three Million Nine Hundred Thousand United States Dollars ($3,900,000), except that, notwithstanding the foregoing, such amount recoverable shall not exceed Seven Million Eight Hundred Thousand United States Dollars ($7,800,000) for breaches of the representations and warranties set forth in Sections 4.5 (Financial Representations). Acquiror agrees that, absent fraud, from and after the Closing, and except as set forth in Section 6.2 and Section 10.12, the indemnification provided in this Article VIII is the exclusive remedy for a breach by Transferor or the Owner of any representation, warranty, agreement or covenant contained in this Agreement. The limitations set forth in this Section 8.4 shall not apply to fraud of any Indemnifying Party.
8.5    Indemnification Procedures.
(a)    Whenever any indemnification claim shall arise in favor of a Person entitled to indemnification under this Article VIII (the “Indemnified Party”), including the assertion of any claim or liability against such Indemnified Party by a third party in writing that would give rise to a claim under this Article VIII, the Indemnified Party shall notify the Person giving the indemnity (“Indemnifying Party”) in writing as soon as reasonably practicable but at least within thirty (30) days of (i) such Indemnified Party receiving actual knowledge of the facts constituting the basis for such indemnification claim, or, (ii) in the case of a third-party claim, receipt of a written third-party assertion of a claim or liability. Failure to send such written notice shall not release the Indemnifying Party from liability hereunder, unless such failure materially prejudices the Indemnifying Party’s defense of the claims that are the subject of the written notice.
(b)    The Indemnifying Party shall have the right to defend a third-party claim and control the defense, settlement and prosecution of any litigation. Each Indemnified Party shall reasonably cooperate with the Indemnifying Party in any such litigation defense, settlement or prosecution, and the Indemnifying Party shall reimburse each Indemnified Party for the actual out-of-pocket expenses incurred by the Indemnified Party as a result of such cooperation. The Indemnified Parties shall have the right to approve defense counsel selected by the Indemnifying Party, which approval shall not be unreasonably withheld. The Indemnified Party shall be entitled to participate in the defense of such action, lawsuit, proceeding or claim, and employ separate counsel of its choice for such purpose, provided, however, that payment of the fees and expenses of such separate counsel shall be the responsibility of the Indemnified Party. If the Indemnifying Party, within ten (10) days after notice of such claim, fails to defend such claim, the Indemnified Party will (upon further notice to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of such claim on behalf of, at the sole cost and expense of, and for the account and risk of the Indemnifying Party without impairing its right to indemnification hereunder. Anything in this Section 8.5 notwithstanding, (i) if there is a reasonable probability that a claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right, at its own cost and expense, to defend, compromise and settle such claim without impairing its right to indemnification hereunder, and (ii) the Indemnifying Party shall not, without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, settle or compromise any claim or consent to the entry of any judgment that (a) provides for relief other than the payment of monetary damages, (b) does not include as an unconditional term thereof the giving by the claimant to the Indemnified Party a release from all liability in respect to such claim, or (c) contains an admission of liability or violation of Law. All Parties agree to cooperate fully as necessary in the defense of such matters.
8.6    Disregarding Materiality Exceptions. For the sole purpose of calculating the dollar amount of Damages to which an Indemnified Party is entitled under this Article VIII (and not for purposes of determining whether or not an indemnity obligation exists under Section 8.2, Section 8.3 and Section 8.4 of this Agreement), the terms “material,” “materiality,” and other qualifiers, modifiers or limitations shall be disregarded.
8.7    Other Adjustments.
(a)    In addition to, and not in limitation of, the foregoing, beginning on the last day of the month immediately following the month of the Closing Date and thereafter on or before the last day of each of the next eleven (11) calendar months, in the event any Merchant Chargeback Losses for which the Company or Acquiror are responsible under Section 8.3(c) or for which the Transferor Parties are responsible under Section 8.2(e) (as applicable, the “Incurring Party”), such Incurring Party shall prepare and deliver to the non-Incurring Party a statement (the “Merchant Chargeback Losses Statement”) setting forth (i) the calculation of Merchant Chargeback Losses incurred during the prior calendar month; and (ii) any resulting indemnification due to the non-Incurring Party, under this this Article VIII (a “Chargeback Adjustment Amount”).
(b)    The non-Incurring Party shall have fifteen (15) days after the delivery of the Merchant Chargeback Losses Statement during which to notify the Incurring Party in writing of any dispute with any item contained in the Merchant Chargeback Losses Statement, which notice (the “Merchant Chargeback Losses Statement Notice of Disagreement”) shall set forth in reasonable detail the basis for such dispute. During such fifteen (15) day period, the Incurring Party shall provide the non-Incurring Party and its agents with access upon prior written notice at reasonable times to the books, records and personnel of Incurring Party for purposes of reviewing the Merchant Chargeback Losses Statement, provided that such access does not unreasonably interfere with the personnel of Incurring Party in completing their responsibilities. If the non-Incurring Party fails to notify Incurring Party of any such dispute within such fifteen (15) day period, the Merchant Chargeback Losses Statement shall be the final Merchant Chargeback Losses Statement for such period. In the event that the non-Incurring Party provides the Merchant Chargeback Losses Statement Notice of Disagreement, Incurring Party, the non- Incurring Party and their respective agents shall cooperate in good faith to resolve such dispute as promptly as possible.

(c)    If Incurring Party, the non-Incurring Party and their respective agents are unable to resolve any such dispute within ten (10) days after the non-Incurring Party’s delivery of the Merchant Chargeback Losses Statement Notice of Disagreement, such dispute shall be submitted to the to the Arbitrator. The Arbitrator shall make its determination regarding the disputed items as promptly as practicable, and such determination shall be the final Merchant Chargeback Losses Statement for such period. The Arbitrator shall determine whether and to what extent, if any, the Merchant Chargeback Losses Statement requires adjustment with respect to the matters specified in the Merchant Chargeback Losses Statement Notice of Disagreement. Any expenses relating to the engagement of the Arbitrator shall be borne by the Party whose calculation of the Chargeback Adjustment Amount is further from the applicable amount as finally determined by the Arbitrator. The Arbitrator shall be instructed to use every reasonable effort to perform its services within fifteen (15) days of the Arbitrator’s engagement and, in any case, as soon as practicable after submission thereof. The Merchant Chargeback Losses Statement, as modified by resolution of any disputes by Incurring Party and the non-Incurring or by the Arbitrator, shall be final and binding on the Parties. The Parties shall make available to the Arbitrator, as applicable, such books, records and other information as the Arbitrator may reasonably request to determine the Merchant Chargeback Losses Statement.
(d)    If the Merchant Chargeback Losses Statement for any period, as finally determined pursuant to this Section 8.7, reflects a Chargeback Adjustment Amount, not later than five (5) Business Days after the date the Merchant Chargeback Losses Statement is finally determined for any given period, the non-Incurring Party shall have the obligation to pay to Incurring Party the Chargeback Adjustment Amount in cash or other immediately available funds. For the avoidance of doubt, if there is no dispute with any item contained in the Merchant Chargeback Losses Statement, then the non-Incurring Party shall pay to Incurring Party the Chargeback Adjustment Amount in cash or other immediately available funds within fifteen (15) calendar days of receipt of the Merchant Chargeback Losses Statement.
ARTICLE IX
NOTICES
All notices and other communications hereunder shall be in writing and shall be given to the Parties via facsimile, hand delivery, or nationally recognized and reputable overnight delivery service, addressed to the Parties as follows:

Acquiror:	i3 Verticals, LLC
40 Burton Hills Boulevard
Suite No. 415
Nashville, Tennessee 37215
Attention: Greg Daily

with copies to:	Frost Brown Todd LLC
150 Third Avenue South
Suite No. 1900
Nashville, Tennessee 37201
Attention: Howard W. Herndon

Facsimile: 615-251-5551
Email: HHerndon@FBTlaw.com

Transferor Parties:	FPI Holdings, Inc.
300 N. Lee Street, Suite 500
Alexandria, VA 22314
Attention: Craig Shapero

with copies to:	Liles Parker PLLC
2121 Wisconsin Ave. N.W., Suite 200
Washington, DC 20007
Attention: Andrew C. Lynch
Email: ALynch@lilesparker.com
Each such notice and other communication shall be deemed, for all purposes of this Agreement, to have been given and received (i) if given by email, when the email is transmitted to the Party’s email address specified above and confirmation of complete receipt is received by the transmitting Party during normal business hours on any Business Day or on the next Business Day if not confirmed during normal business hours; (ii) if by hand, when delivered; (iii) if given by nationally recognized and reputable overnight delivery service, the Business Day on which the records of such delivery service show that such notice was delivered to the Party. Any Party from time to time may change its address or facsimile number for the purpose of receipt of notices to that Party by giving a similar notice specifying a new address or facsimile number to the other notice Parties listed above in accordance with the provisions of this Article IX.
ARTICLE X
MISCELLANEOUS
10.1    Fees and Expenses. Except as otherwise expressly provided in this Agreement, each Party will pay its own costs and expenses incurred in connection with the negotiation, preparation and performance of this Agreement and the other Transaction Documents, including the fees and expenses of its counsel, accountants, brokers and financial advisors whether or not such transactions are consummated.
10.2    Public Announcement. No Party shall, prior to or after the Closing, without the approval of the other Parties, issue any press release or other public announcement concerning this Agreement or the Contemplated Transactions. Notwithstanding the foregoing, nothing contained in this Section 10.2 is deemed to prohibit, limit or restrict communications by either Party with Governmental Authorities, Acquiror’s affiliates or lenders or Transferor Parties’ affiliates, customers and suppliers or any party to obtain the Required Consents regarding the Contemplated Transactions.
10.3    Entire Agreement. This Agreement (together with the Schedules and the other Transaction Documents) contains the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes all prior oral discussions and written agreements with respect thereto (including any term sheet or similar agreement or document relating to the Contemplated Transactions). There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein and in the other Transaction Documents.
10.4    Amendment and Waiver. This Agreement may be modified, supplemented or amended only by a written instrument duly executed by each of the Parties. Any term or condition of this Agreement may be waived at any time by the Party entitled to the benefit thereof. Any such waiver must be in writing and must be duly executed by such Party. All rights and remedies of the Parties to this Agreement are cumulative and not alternative. No failure or delay by any Party in exercising any right, power or privilege under this Agreement or the other Transaction Documents will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. A waiver on one occasion shall not be deemed to be a waiver of the same or any other breach, provision or requirement on any other occasion.
10.5    Counterparts; Electronic Signatures. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures on this Agreement by facsimile or other electronic imaging technology shall be deemed to be original signatures for all purposes.
10.6    Governing Law; Construction. This Agreement shall be governed by and interpreted, construed and enforced in accordance with the Laws of the State of Delaware applicable to a contract executed and performed in such state, excluding any conflicts of law, rule or principle that would refer the governance, interpretation, construction or enforcement of this Agreement to the Laws of another jurisdiction, and such application of Delaware law shall not be vitiated by any allegations of fraud. In as much as this Agreement is the result of negotiations between sophisticated parties of equal bargaining power represented by counsel, the Parties agree that no provisions of this Agreement or any related document shall be construed for or against or interpreted to the advantage or disadvantage of any Party hereto by any court or other Governmental Authority by reason of any Party’s having or being deemed to have structured or drafted such provision, each Party having participated equally in the structuring and drafting hereof.
10.7    Venue; Waiver of Jury Trial. To the fullest extent permitted by applicable Law, each Party hereto (a) agrees that any claim, action or Proceeding by such Party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the Contemplated Transactions shall be brought only in (1) any State or Federal courts located in Davidson County, Tennessee, if such action is initiated by any Transferor Party or any Transferor Indemnified Party, or (2) any State or Federal courts located in Fairfax County, Virginia, if such action is initiated by Acquiror or any Acquiror Indemnified Party, and not in any other State or Federal court in the United States of America or any court in any other country, (b) agrees to submit to the exclusive jurisdiction of such courts for purposes of all legal Proceedings arising out of, or in connection with, this Agreement or the Contemplated Transactions, (c) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such Proceeding brought in such a court or any claim that any such Proceeding brought in such a court has been brought in an inconvenient forum, and (d) agrees that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding anything to the contrary contained in this Section 10.7, matters addressed in Section 8.7(c) shall be controlled by its arbitration procedures. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY, FROM WHATEVER SOURCE ARISING, IN CONNECTION WITH ANY LITIGATION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
10.8    Binding Effect; No Assignment; No Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, including successors by merger or otherwise. Neither this Agreement nor any right hereunder or part hereof may be assigned by any Party hereto without the prior written consent of the other Parties, except that Acquiror may assign this agreement and its rights hereunder to an affiliate of Acquiror or to a person or entity that acquires or otherwise succeeds to the Company’s Business (whether by sale of assets, equity, merger, or otherwise). The terms and provisions of this Agreement are intended solely for the benefit of Transferor Parties, Acquiror and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person.
10.9    Severability; Invalid Provisions. It is the intention of the Parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the Laws and public policies of each state and jurisdiction in which such enforcement is sought, and that the unenforceability (or the modification to conform with such Laws or public policies) of any provision hereof shall not render unenforceable or impair the remainder of this Agreement. Accordingly, if any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, (a) such provisions will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms and effect to such illegal, invalid or unenforceable provision as may be possible (or, in the alternative, should any provision contained in this Agreement be reformed or rewritten by any Governmental Authority, such provision as so reformed shall be fully binding on the Parties as if originally a part hereof).
10.10    Interpretation. In this Agreement, unless the context otherwise requires:
(a)    subject to the provisions of Section 10.8, references to any Party to this Agreement shall include references to its respective successors and permitted assigns;

(b)    the terms “hereof,” “herein,” “hereby,” and derivative or similar words will refer to this entire Agreement;
(c)    the gender of all words herein shall include the masculine, feminine and neuter, and the case of all words herein shall include the singular and plural;
(d)    references to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced by the Parties from time to time;
(e)    the descriptive headings and numbers of the Articles, Sections and subsections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement;
(f)    the word “including” shall mean including without limitation; and
(g)    all schedules and exhibits referred to in or attached to this Agreement are integral parts of this Agreement as if fully set forth herein, and all statements appearing therein shall be deemed to be disclosed only in connection with the specific representation to which they are explicitly referenced and not in any event for all and general purposes under the Agreement.
10.11    Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
10.12    Specific Performance; Injunctive Relief. Each Party shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations of the other Parties pursuant to this Agreement and the Transaction Documents not only by an action or actions for Damages, but also by an action or actions for specific performance, injunctive relief and/or other equitable relief, without posting any bond or other undertaking. The Parties acknowledge and agree that any breach or threatened breach of any post-Closing covenant by any Party will likely result in some irreparable injury.
10.13    Collateral Security. Acquiror may, without the written consent of the other Parties, assign its rights under this Agreement and the other Transaction Documents for collateral security purposes to any lender providing financing to Acquiror or any of their affiliates and any such lender may exercise all of the rights and remedies of Acquiror hereunder and thereunder.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Membership Interest Purchase and Contribution Agreement to be executed as of the date first above written.

ACQUIROR:

i3 VERTICALS, LLC

By:	/s/ Clay Whitson
Name:	Clay Whitson
Title:	Secretary, CFO

TRANSFEROR:

FPI HOLDINGS, INC.

By:
Name:	Craig Shapero
Title:	President

OWNER:

CRAIG SHAPERO

IN WlTNESS WHEREOF, the Parties have caused this Membership Interest Purchase and Contribution Agreement to be executed as of the date first above written.

ACQUIROR:

i3 VERTICALS, LLC

By:
Name:
Title:

TRANSFEROR:

FPI HOLDINGS, INC.

By:	/s/ Craig Shapero
Name:	Craig Shapero
Title:	President

OWNER:

CRAIG SHAPERO
/s/ Craig Shapero